United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Sossego - Pará, Brazil

Interim Financial Statements

June 30, 2024

(A free translation of the original in Portuguese)

VALE

2

(A free translation of the original in Portuguese)

Report on review of parent company and
consolidated interim financial statements

To the Board of Directors and Shareholders

Vale S.A.

Introduction

We have reviewed the accompanying interim statement of financial position of Vale S.A. ("Company") as at June 30, 2024 and the related interim statements of income statement and statement comprehensive income for the quarter and six-month period then ended, and the interim statements of changes in equity and cash flows for the six-month period then ended, as well as the accompanying consolidated interim statement of financial position of Vale S.A. and its subsidiaries ("Consolidated") as at June 30, 2024 and the related consolidated interim statements of income statement and comprehensive income for the quarter and six-month period then ended, and the consolidated interim statements of changes in equity and cash flows for the six-month period then ended, including notes to the interim financial statements.

Management is responsible for the preparation and fair presentation of these parent company and consolidated interim financial statements in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

3

(A free translation of the original in Portuguese)

Conclusion on the interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated interim financial statements referred to above do not present fairly, in all material respects, the financial position of Vale S.A. and of Vale S.A. and its subsidiaries as at June 30, 2024, and the parent company financial performance for the quarter and six-month period then ended and its cash flows for the six-month period then ended, as well as the consolidated financial performance for the quarter and six-month period then ended and the consolidated cash flows for the six-month period then ended, in accordance with CPC 21 and IAS 34.

Other matters

Statements of value added

The interim financial statements referred to above include the parent company and consolidated value added interim statements for the six-month period ended June 30, 2024. These statements are the responsibility of the Company's management and are presented as supplementary information. These statements have been subjected to review procedures performed together with the review of the interim financial statements for the purpose concluding whether they are reconciled with the interim financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that they are consistent with the parent company and consolidated interim financial statements taken as a whole.

Rio de Janeiro, July 25, 2024

PricewaterhouseCoopers

Auditores Independentes Ltda.

CRC 2SP000160/F-5

Leandro Mauro Ardito

Contador CRC 1SP188307/O-0

4

Consolidated Interim Income Statement

In millions of Brazilian reais, except earnings per share

		Consolidated
		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2024	2023	2024	2023
Net operating revenue	4(b)	51,735	47,758	93,626	91,599
Cost of goods sold and services rendered	5(a)	(33,134)	(29,356)	(59,728)	(55,080)
Gross profit		18,601	18,402	33,898	36,519

Operating expenses
Selling and administrative	5(b)	(717)	(685)	(1,413)	(1,300)
Research and development		(988)	(816)	(1,760)	(1,539)
Pre-operating and operational stoppage	25	(476)	(511)	(932)	(1,157)
Other operating revenues (expenses), net	5(c)	3,963	(2,217)	2,696	(3,389)
Operating income		20,383	14,173	32,489	29,134

Financial income	6	406	523	944	1,151
Financial expenses	6	(1,901)	(1,964)	(3,582)	(3,623)
Other financial items, net	6	(5,119)	727	(6,155)	(1,016)
Equity results and other results in associates and joint ventures	14 and 24	580	35	1,200	(255)
Income before income taxes		14,349	13,494	24,896	25,391

Income taxes	7	237	(8,742)	(1,978)	(10,905)

Net income		14,586	4,752	22,918	14,486
Net income (loss) attributable to noncontrolling interests		(6)	179	35	392
Net income attributable to Vale's shareholders		14,592	4,573	22,883	14,094

Basic and diluted earnings per share attributable to Vale's shareholders	8
Common share (R$)		3.41	1.04	5.34	3.19

The accompanying notes are an integral part of these interim financial statements.

5

Interim Income Statement of the Parent Company

In millions of Brazilian reais, except earnings per share

		Parent Company
		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2024	2023	2024	2023

Net operating revenue		32,870	33,659	68,068	63,204
Cost of goods sold and services rendered		(17,269)	(16,424)	(32,773)	(31,022)
Gross profit		15,601	17,235	35,295	32,182

Operating expenses
Selling and administrative		(369)	(390)	(710)	(731)
Research and development		(547)	(427)	(951)	(750)
Pre-operating and operational stoppage	24	(443)	(492)	(884)	(1,106)
Equity results and others results from subsidiaries	14	5,794	389	4,520	101
Other operating expenses, net		(1,232)	(1,981)	(2,144)	(2,973)

Operating income		18,804	14,334	35,126	26,723

Financial income		264	264	494	566
Financial expenses		(1,959)	(2,338)	(3,919)	(4,459)
Other financial items, net		(4,206)	791	(4,546)	(594)
Equity results and other results in associates and joint ventures		580	35	1,200	(255)
Income before income taxes		13,483	13,086	28,355	21,981

Income taxes	7	1,109	(8,513)	(5,472)	(7,887)

Net income		14,592	4,573	22,883	14,094

Basic and diluted earnings per share	8
Common share (R$)		3.41	1.04	5.34	3.19

The accompanying notes are an integral part of these interim financial statements.

6

Interim Statement of Comprehensive Income

In millions of Brazilian reais

				Consolidated
		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2024	2023	2024	2023
Net income		14,586	4,752	22,918	14,486
Other comprehensive income (loss):
Items that will not be reclassified to income statement
Retirement benefit obligations		21	(22)	219	(59)
Fair value adjustment to investment in equity securities		-	63	-	63
		21	41	219	4

Items that may be reclassified to income statement
Translation adjustments (i)		7,814	(1,680)	8,911	(2,750)
Net investment hedge	18(h)	(1,062)	540	(1,339)	796
Cash flow hedge	18(h)	-	(20)	-	79
Reclassification of cumulative translation adjustments to income statement (ii)	15(a)	(5,648)	-	(5,394)	-
		1,104	(1,160)	2,178	(1,875)
Comprehensive income		15,711	3,633	25,315	12,615

Comprehensive income attributable to noncontrolling interests		1,452	(209)	1,718	(171)
Comprehensive income attributable to Vale's shareholders		14,259	3,842	23,597	12,786

		Parent Company
		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2024	2023	2024	2023
Net income		14,592	4,573	22,883	14,094
Other comprehensive income (loss):
Items that will not be reclassified to income statement
Retirement benefit obligations		(7)	(6)	(17)	(11)
Fair value adjustment to investment in equity securities		-	63	-	63
Equity results		28	(16)	236	(48)
		21	41	219	4

Items that may be reclassified to income statement
Translation adjustments (i)		6,356	(1,292)	7,228	(2,187)
Net investment hedge	18(h)	(1,062)	540	(1,339)	796
Cash flow hedge	18(h)	-	4	-	6
Equity results		-	(24)	-	73
Reclassification of cumulative translation adjustments to income statement (ii)	15(a)	(5,648)	-	(5,394)	-
		(354)	(772)	495	(1,312)
Comprehensive income		14,259	3,842	23,597	12,786

(i) Includes the effect of changes in exchange rates used by the Company to translate the financial information of subsidiaries that operate in an international economic environment, with a currency different from Vale's functional currency (note 2c).

(ii) Mainly related to the effect of the reclassification of cumulative translation adjustments of PTVI in the amount of R$5,728 (US$1,063 million) (note 15a).

Items above are stated net of tax, when applicable, and the related taxes are disclosed in note 7.

The accompanying notes are an integral part of these interim financial statements.

7

Interim Statement of Cash Flows

In millions of Brazilian reais

		Consolidated		Parent Company
		Six-month period ended June 30,		Six-month period ended June 30,
	Notes	2024	2023	2024	2023
Cash flow from operations	9(a)	34,356	38,443	35,004	32,563
Interest on loans and borrowings paid	9(c)	(2,019)	(1,868)	(3,073)	(3,098)
Cash received on settlement of derivatives, net	18(d)	626	865	599	587
Payments related to the Brumadinho event	23	(2,039)	(3,114)	(2,039)	(3,114)
Payments related to de-characterization of dams	25	(1,275)	(877)	(1,275)	(877)
Interest on participative shareholders' debentures paid	20	(766)	(637)	(766)	(637)
Income taxes (including settlement program) paid		(4,936)	(4,602)	(4,307)	(4,057)
Net cash generated by operating activities		23,947	28,210	24,143	21,367

Cash flow from investing activities:
Capital expenditures	4(c)	(13,862)	(11,846)	(9,795)	(8,343)
Payments related to the Samarco dam failure	24	(976)	(557)	(976)	(557)
Cash received (payments) from disposal of investments, net	9(b)	13,559	(346)	-	(346)
Dividends received from associates and joint ventures		218	527	2,844	1,002
Short-term investment		(67)	43	(255)	(338)
Other investing activities, net		8	21	(148)	(1,924)
Net cash used in investing activities		(1,120)	(12,158)	(8,330)	(10,506)

Cash flow from financing activities:
Loans and borrowings from third parties	9(c)	10,166	8,858	1,802	1,581
Payments of loans and borrowings from third parties	9(c)	(3,092)	(3,028)	(376)	(274)
Payments of leasing	22	(430)	(468)	(56)	(99)
Dividends and interest on capital paid to Vale’s shareholders	28(d)	(11,722)	(9,449)	(11,722)	(9,449)
Dividends and interest on capital paid to noncontrolling interest		-	(41)	-	-
Shares buyback program	28(c)	(1,942)	(10,714)	(1,154)	(5,563)
Acquisition of additional stake in VOPC	15(g)	-	(653)	-	-
Net cash used in financing activities		(7,020)	(15,495)	(11,506)	(13,804)

Net increase (decrease) in cash and cash equivalents		15,807	557	4,307	(2,943)
Cash and cash equivalents in the beginning of the period		17,474	24,711	4,193	7,896
Effect of exchange rate changes on cash and cash equivalents		2,737	(1,255)	-	-
Cash and cash equivalents from subsidiaries incorporated		-	-	15	-
Cash and cash equivalents at end of the period		36,018	24,013	8,515	4,953

The accompanying notes are an integral part of these interim financial statements.

8

Interim Statement of Financial Position

In millions of Brazilian reais

		Consolidated		Parent Company
	Notes	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	21	36,018	17,474	8,515	4,193
Short-term investments	21	338	250	13	14
Accounts receivable	10	12,965	20,317	27,325	37,114
Other financial assets	13	936	1,311	811	1,107
Inventories	11	26,646	22,679	7,667	8,097
Recoverable taxes	7(e)	3,665	4,355	2,585	3,377
Judicial deposits	26(c)	-	2,956	-	2,956
Other		1,870	2,146	1,849	4,398
		82,438	71,488	48,765	61,256
Non-current assets held for sale	15(a)	-	19,041	-	-
		82,438	90,529	48,765	61,256
Non-current assets
Judicial deposits	26(c)	3,252	3,861	3,111	3,532
Other financial assets	13	889	2,874	679	2,697
Recoverable taxes	7(e)	7,389	6,652	5,107	4,574
Deferred income taxes	7(b)	55,204	46,307	45,798	42,268
Other		7,162	6,089	4,550	3,678
		73,896	65,783	59,245	56,749

Investments	14	20,650	9,061	140,007	123,846
Intangibles	16	56,673	56,309	39,818	40,366
Property, plant, and equipment	17	247,826	234,302	146,090	141,409
		399,045	365,455	385,160	362,370
Total assets		481,483	455,984	433,925	423,626

Liabilities
Current liabilities
Suppliers and contractors	12	26,513	25,523	15,137	15,983
Loans and borrowings	21	5,061	3,986	1,298	3,374
Leases	22	985	954	409	406
Other financial liabilities	13	8,105	8,113	22,534	21,802
Taxes payable	7(e)	6,903	6,361	5,557	5,615
Settlement program ("REFIS")	7(c)	2,128	2,071	2,128	2,071
Liabilities related to Brumadinho	23	5,413	5,119	5,413	5,119
Liabilities related to associates and joint ventures	24	8,919	4,050	8,919	4,050
De-characterization of dams and asset retirement obligations	25	5,317	5,011	4,657	4,516
Provisions for litigation	26(a)	639	554	639	554
Employee benefits	27	4,022	4,665	2,778	3,367
Other		2,384	1,827	2,982	2,513
		76,389	68,234	72,451	69,370
Liabilities associated with non-current assets held for sale	15(a)	-	2,714	-	-
		76,389	70,948	72,451	69,370
Non-current liabilities
Loans and borrowings	21	71,488	56,389	16,199	13,016
Leases	22	6,577	6,075	997	1,024
Participative shareholders' debentures	20	13,622	13,912	13,622	13,912
Other financial liabilities	13	14,763	16,332	65,914	65,803
Settlement program ("REFIS")	7(c)	7,139	8,343	7,139	8,343
Deferred income taxes	7(b)	4,480	4,210	-	-
Liabilities related to Brumadinho	23	7,993	9,695	7,993	9,695
Liabilities related to associates and joint ventures	24	11,687	17,381	11,687	17,381
De-characterization of dams and asset retirement obligations	25	30,484	32,409	19,858	22,375
Provisions for litigation	26(a)	4,251	4,283	3,995	3,871
Employee benefits	27	6,787	6,688	2,648	2,620
Streaming transactions		10,831	9,499	-	-
Other		1,686	1,495	5,971	5,251
		191,788	186,711	156,023	163,291
Total liabilities		268,177	257,659	228,474	232,661

Equity	28
Equity attributable to Vale's shareholders		205,451	190,965	205,451	190,965
Equity attributable to noncontrolling interests		7,855	7,360	-	-
Total equity		213,306	198,325	205,451	190,965
Total liabilities and equity		481,483	455,984	433,925	423,626

The accompanying notes are an integral part of these interim financial statements.

9

Interim Statement of Changes in Equity

In millions of Brazilian reais

	Notes	Share capital	Capital reserve	Profit reserves	Treasury shares	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s shareholders	Equity attributable to noncontrolling interests	Total equity
Balance as of December 31, 2023		77,300	3,634	106,181	(17,739)	(5,831)	27,420	-	190,965	7,360	198,325
Net income		-	-	-	-	-	-	22,883	22,883	35	22,918
Other comprehensive income		-	-	-	-	308	406	-	714	1,683	2,397
Dividends and interest on capital of Vale's shareholders	28(d)	-	-	(11,722)	-	-	-	-	(11,722)	-	(11,722)
Dividends of noncontrolling interest		-	-	-	-	-	-	-	-	(1)	(1)
Transactions with noncontrolling interests (i)	15(a) and 15(b)	-	-	-	-	4,593	-	-	4,593	(1,222)	3,371
Shares buyback program	28(c)	-	-	-	(1,942)	-	-	-	(1,942)	-	(1,942)
Share-based payment program	27(a)	-	-	-	8	(48)	-	-	(40)	-	(40)
Balance as of June 30, 2024		77,300	3,634	94,459	(19,673)	(978)	27,826	22,883	205,451	7,855	213,306

Balance as of December 31, 2022		77,300	3,634	108,213	(25,675)	(5,276)	28,916	-	187,112	7,782	194,894
Net income		-	-	-	-	-	-	14,094	14,094	392	14,486
Other comprehensive income		-	-	-	-	5	(1,313)	-	(1,308)	(563)	(1,871)
Dividends and interest on capital of Vale's shareholders	28(d)	-	-	(2,265)	-	-	-	-	(2,265)	-	(2,265)
Dividends of noncontrolling interests		-	-	-	-	-	-	-	-	(187)	(187)
Transactions with noncontrolling interests	15(g)	-	-	-	-	15	-	-	15	(298)	(283)
Shares buyback program	28(c)	-	-	-	(10,714)	-	-	-	(10,714)	-	(10,714)
Treasury shares canceled	28(b)	-	-	(21,397)	21,397	-	-	-	-	-	-
Share-based payment program	27(a)	-	-	-	132	(78)	-	-	54	-	54
Balance as of June 30, 2023		77,300	3,634	84,551	(14,860)	(5,334)	27,603	14,094	186,988	7,126	194,114

(i) The effect on equity attributable to noncontrolling interests includes the derecognition of noncontrolling shareholders of PT Vale Indonesia Tbk in the amount of R$9,050 (US$1,628 million) (note 15a) and the recognition of noncontrolling shareholders of Vale Base Metals Limited in the amount of R$7,828 (US$1,514 million) (note 15b).

The accompanying notes are an integral part of these interim financial statements.

10

Value Added Interim Statement

In millions of Brazilian reais

	Consolidated		Parent Company
	Six-month period ended June 30,
	2024	2023	2024	2023
Generation of value added
Gross revenue
Revenue from products and services	94,777	92,630	69,211	64,238
Revenue from the construction of own assets	3,758	3,540	3,222	3,103
Other revenues	622	1,108	534	825
Less:
Cost of products, goods and services sold	(18,431)	(19,576)	(12,395)	(12,653)
Material, energy, third-party services and other	(24,277)	(21,951)	(9,527)	(9,603)
Impairment reversal (impairment and disposals) of non-current assets, net	5,415	(343)	(163)	(277)
Expenses related to Brumadinho event	(861)	(1,906)	(861)	(1,906)
De-characterization of dams	682	-	682	-
Other costs and expenses	(8,491)	(6,649)	(4,559)	(4,176)
Gross value added	53,194	46,853	46,144	39,551
Depreciation, amortization and depletion	(7,677)	(7,260)	(4,802)	(4,513)
Net value added	45,517	39,593	41,342	35,038

Received from third parties
Equity results	1,200	(255)	5,720	(154)
Financial result	4,273	(2,144)	4,260	(2,509)
Total value added to be distributed	50,990	37,194	51,322	32,375

Personnel and charges
Direct compensation	4,745	3,456	2,740	1,943
Benefits	2,049	1,552	1,744	1,178
FGTS	271	252	244	226
Taxes and contributions
Federal taxes	4,917	13,706	8,295	10,691
State taxes	2,371	2,300	2,293	1,881
Municipal taxes	124	79	94	58
Remuneration of third-party capital
Interest (net derivatives and monetary and exchange rate variation)	12,738	761	12,223	1,753
Leasing	857	602	806	551
Remuneration of own capital
Reinvested net income from continuing operations	22,883	14,094	22,883	14,094
Net income attributable to noncontrolling interest	35	392	-	-
Distributed value added	50,990	37,194	51,322	32,375

The accompanying notes are an integral part of these financial statements.

11

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

1. Corporate information

Vale S.A. (the “Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil. Vale’s share capital consists of common shares, traded on the stock exchange.

In Brazil, Vale's common shares are listed on B3 under the code VALE3. The Company also has American Depositary Receipts (ADRs), with each representing one common share, traded on the New York Stock Exchange (NYSE) under the code VALE. Additionally, the shares are traded on LATIBEX under the code XVALO, which is an unregulated electronic market established by the Madrid Stock Exchange for the trading of Latin American securities. The Company's shareholding structure is disclosed in note 28.

Vale, together with its subsidiaries (“Vale” or the “Company”), is one of the world's largest producers of iron ore and nickel. The Company also produces iron ore pellets and copper. Nickel and copper concentrates contain by-products such as platinum group metals (PGM), gold, silver, and cobalt. Most of the Company’s products are sold to international markets, through the Company's main trading Company, Vale International S.A. (“VISA”), a wholly owned subsidiary located in Switzerland.

The Company is engaged in greenfield mineral exploration in six countries, including Brazil, USA, Canada, Chile, Peru and Indonesia. It also operates extensive logistics systems in Brazil and other regions worldwide, including railways, maritime terminals, and ports integrated with mining operations. Additionally, the Company has distribution centers to support its iron ore shipments globally.

As part of its strategy, Vale also holds investments in energy businesses to meet part of its energy consumption needs through renewable sources.

The Company's operations are organized into two operational segments: "Iron Ore Solutions" and "Energy Transition Metals" (note 4).

Iron Ore Solutions – Comprise iron ore extraction and iron ore pellet production, as well as the North, South, and Southeast transportation corridors in Brazil, including railways, ports and terminals linked to mining operations.

•	Iron ore: Currently, Vale operates three systems in Brazil for the production and distribution of iron ore. The Northern

System (Carajás, State of Pará, Brazil) is fully integrated and comprises three mining complexes and a maritime terminal. The Southeast System (Quadrilátero Ferrífero, Minas Gerais, Brazil) is fully integrated, consisting of three mining complexes, a railway, a maritime terminal, and a port. The Southern System (Quadrilátero Ferrífero, Minas Gerais, Brazil) consists of two mining complexes and two maritime terminals.

•	Iron ore pellets: Vale operates six pelletizing plants in Brazil and two in Oman.

Energy Transition Metals – Includes the production of nickel, copper and its by-products. In 2023, the Company transferred the assets related to this segment to a new entity, "Vale Base Metals Limited” and sold a minority stake in this business to Manara Minerals (notes 3 and 15b).

•	Nickel: The Company's primary nickel operations are conducted by Vale Canada Limited ("Vale Canada"), which owns mines and processing plants in Canada and Indonesia and nickel refining facilities in the United Kingdom and Japan. In June 2024, the Company concluded the divestment obligation in PT Vale Indonesia Tbk ("PTVI"), which resulted in the loss of control over this operation (note 15a). Vale also has nickel operations in Onça Puma, located in the State of Pará.

•	Copper: In Brazil, Vale produces copper concentrates at Sossego and Salobo in Carajás, State of Pará. In Canada, Vale produces copper concentrates and copper cathodes associated with its nickel mining operations in Sudbury (located in Ontario), Voisey’s Bay (located in Newfoundland and Labrador), and Thompson (located in Manitoba).

•	Cobalt, PGM, and other precious metals: The ore extracted by Vale Canada in Sudbury yields cobalt, PGMs (Platinum Group Metals), silver, and gold as by-products, which are processed at refining facilities in Port Colborne, Ontario. In Canada, Vale Canada also produces refined cobalt at its Long Harbour facilities in Newfoundland and Labrador. The copper operations in Sossego and Salobo in Brazil also yield silver and gold as by-products.

12

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

2. Basis of preparation of condensed consolidated interim financial statements

The Company´s consolidated and individual financial statements (“financial statements”) were prepared and are statements in accordance with CPC 21 – Statement issued by the Accounting Pronouncements Committee (“CPC”), in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”). All relevant information from the financial projections, and only this information, is being disclosed and specific to that used by the Company's Management.

The interim financial statements have been prepared to update users on the relevant events and transactions that occurred in the period and must be read together with the financial statements for the year ended December 31, 2023. Except by the accounting policy described in note 7 - Taxes, all accounting policies, accounting estimates and judgments, risk management and measurement methods are the same as those adopted in the preparation of the latest annual financial statements.

These interim financial statements were authorized for issue by the Board of Directors on July 25, 2024.

a) New and amended standards

In April 2024, the IASB issued IFRS 18 - Presentation and Disclosure in Financial Statements, which replaces IAS 1 – Presentation of Financial Statements. IFRS 18 introduces new requirements on presentation within the statement of income statement, requires disclosure of ‘management-defined performance measures’ and includes new requirements for aggregation and disaggregation of financial information based on the identified “roles” of the primary financial statements and the notes. IFRS 18 will be effective for annual reporting periods beginning on or after January 1, 2027, and the Company is currently assessing the potential impacts arising from the standard.

Certain other new accounting standards, amendments and interpretations have been published that are not mandatory for December 31, 2024, reporting periods or have not materially impacted these interim financial statements. The Company did not early adopt any of these standards and does not expect them to have a material impact in future reporting periods.

b) Statement of Value Added

The presentation of the parent company and consolidated statements of value added is required by the Brazilian corporate legislation and the accounting practices adopted in Brazil for listed companies, while it is not required by IFRS. Therefore, under the IFRS, the presentation of such statements is considered supplementary information, and not part of the set of financial statements. The Statement of Value Added was prepared in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Value Added".

c) Functional currency and presentation currency

The interim financial statements of the Company and its associates and joint ventures are measured using the currency of the primary economic environment in which each entity operates (“functional currency”), in the case of the Parent Company it is the Brazilian real (“R$”). For presentation purposes, these interim financial statements are presented in United States dollars (“US$”) as the Company believes that this is how international investors analyze the financial statements.

The main exchange rates used by the Company to translate its foreign operations are as follows:

					Average rate
	Closing rate		Three-month period ended June 30,		Six-month period ended June 30,
	June 30, 2024	December 31, 2023	2024	2023	2024	2023
US Dollar ("US$")	5.5589	4.8413	5.2129	4.9485	5.0843	5.0744
Canadian dollar ("CAD")	4.0620	3.6522	3.8107	3.6860	3.7426	3.7654
Euro ("EUR")	5.9547	5.3516	5.6132	5.3867	5.4969	5.4831

13

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

3. Significant events and transaction related to the three-month period ended June 30, 2024

•	Shareholders remuneration – In July 2024 (subsequent event), the Board of Directors approved remuneration to its shareholders in the amount of R$8,940 (US$1,608 million), which is expected to be paid in September 2024. Further details are presented in note 28(d) of these interim financial statements.

•	Divestment of PT Vale Indonesia Tbk (“PTVI”) - In June 2024, the Company, together with Sumitomo Metal Mining Co. Ltd. and PT Mineral Industri Indonesia (“MIND ID”), completed the divestment transaction of PTVI. As a result, Vale received R$862 (US$155 million) and lost control over PTVI, which resulted in a gain of R$5,710 (US$1,059 million) recorded in the income statement for the period ended June 30, 2024. Further details are presented in note 15(a) of these interim financial statements.

•	Notes offering and bond tender offers - In June 2024, Vale issued bonds of R$5,389 (US$1 billion), maturing in 2054 with a coupon of 6.45% per year. In July 2024 (subsequent event), this amount was substantially used to redeem bonds maturing in 2026, 2036 and 2039. Further details are presented in note 9(c) of these interim financial statements.

•	Strategic partnership in the Metals for Energy Transition business - In April 2024, the Company completed the transaction with Manara Minerals to sell a 10% stake in Vale Base Metals Limited, which is the holding of the Metals for Energy Transition business, for the amount of R$12,697 (US$2,455 million). As a result, Vale recognized a gain of R$4,593 (US$895 million) in equity as “Transactions with noncontrolling interests”. Further details are presented in note 15(b) of these interim financial statements.

4. Information by business segment and geographic area

The segments are aligned with products and reflect the structure used by Management to evaluate the Company’s performance. The responsible bodies for making operational decisions, allocating resources and evaluating performance are the Executive Committee and Board of Directors. Accordingly, the performance of the operating segments is assessed based on a measure of adjusted EBITDA, among other measures.

In 2024, consistently with the reports analyzed by the executive committee and Board of Directors, the Company changed its adjusted EBITDA definition to include the “EBITDA from associates and joint ventures”, which is a measure of their “equity results” (note 14) excluding (i) net finance costs; (ii) depreciation, depletion, and amortization; (iii) taxation and (iv) impairments.

Therefore, the Company’s adjusted EBITDA is defined as operating income or loss, including the EBITDA from interests in associates and joint ventures; and excluding (i) depreciation, depletion, and amortization; and (ii) impairment and results on disposal of non-current assets, net and other. The comparative information in these interim financial statements was revised to reflect this change in the adjusted EBITDA definition.

Additionally, as a result of the reorganization of assets and the governance established for the Energy Transition Metals segment, the “Other” segment was reorganized for a better allocation of direct effects on the Iron Ore Solutions and Energy Transition Metals businesses. These effects were allocated to each segment starting from the six-month period ended June 30, 2024.

Segment	Main activities
Iron Ore Solutions	Comprises the extraction and production of iron ore, iron ore pellets, other ferrous products, and its logistic related services.
Energy Transition Metals	Includes the extraction and production of nickel and its by-products (gold, silver, cobalt, precious metals and others), and copper, as well as its by-products (gold and silver).
Other	Includes corporate expenses not allocated to the operating segment, research and development of greenfield exploration projects, as well as expenses related to the Brumadinho event and de-characterization of dams and asset retirement obligations.

14

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

a) Adjusted EBITDA

		Consolidated
		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2024	2023 (revised)	2024	2023 (revised)
Iron ore		16,013	15,649	28,418	29,664
Iron ore pellets		3,770	3,739	8,139	7,341
Other ferrous products and services		487	745	826	1,103
Iron Solutions		20,270	20,133	37,383	38,108

Nickel		560	1,186	646	3,022
Copper		1,826	1,163	3,232	2,307
Other energy transition metals		(293)	-	(512)
Energy Transition Metals		2,093	2,349	3,366	5,329

Other (i)		(1,524)	(2,747)	(2,897)	(4,409)

Adjusted EBITDA		20,839	19,735	37,852	39,028

Depreciation, depletion and amortization		(4,137)	(3,851)	(7,677)	(7,260)
Impairment and results on disposal of non-current assets, net and other (ii)		4,997	(579)	4,637	(783)
EBITDA from associates and joint ventures		(1,316)	(1,132)	(2,323)	(1,851)
Operating income		20,383	14,173	32,489	29,134

Equity results and other results in associates and joint ventures	14	580	35	1,200	(255)
Financial results	6	(6,614)	(714)	(8,793)	(3,488)
Income before income taxes		14,349	13,494	24,896	25,391

(i) Includes income (expenses) from Vale Base Metals Limited that were not allocated to the operating segment in the amount of R$3 (US$2 million) and R$(242) (US$(45) million) for the three and six-month period ended June 30, 2024, respectively.

(ii) Includes adjustments of R$447 (US$82 million) and R$778 (US$149 million) for the three and six-month period ended June 30, 2024, respectively (2023: R$255 (US$52 million) and R$440 (US$87 million), respectively), to reflect the performance of the streaming transactions at market prices.

b) Net operating revenue by shipment destination

	Consolidated
	Three-month period ended June 30, 2024
	Iron Solutions			Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and services	Nickel and other products	Copper	Other energy transition metals	Total
China	25,006	-	-	438	483	155	26,082
Japan	3,707	457	2	672	-	-	4,838
Asia, except Japan and China	3,139	581	13	420	725	-	4,878
Brazil	1,425	2,143	902	63	-	6	4,539
United States of America	-	263	-	1,017	-	42	1,322
Americas, except United States and Brazil	-	558	-	720	202	-	1,480
Germany	465	253	-	418	357	-	1,493
Europe, except Germany	1,377	55	-	742	1,886	51	4,111
Middle East, Africa, and Oceania	-	2,958	-	34	-	-	2,992
Net operating revenue	35,119	7,268	917	4,524	3,653	254	51,735

15

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	Three-month period ended June 30, 2023
	Iron Solutions			Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and services	Nickel and other products	Copper	Other	Total
China	21,491	12	-	1,067	264	-	22,834
Japan	3,080	269	-	729	-	-	4,078
Asia, except Japan and China	2,575	328	12	1,125	2	-	4,042
Brazil	1,787	2,304	611	90	-	129	4,921
United States of America	-	477	-	1,661	-	-	2,138
Americas, except United States and Brazil	-	502	-	610	9	-	1,121
Germany	228	1	6	612	617	-	1,464
Europe, except Germany	1,588	587	-	898	1,532	-	4,605
Middle East, Africa, and Oceania	-	2,512	-	43	-	-	2,555
Net operating revenue	30,749	6,992	629	6,835	2,424	129	47,758

	Consolidated
	Six-month period ended June 30, 2024
	Iron Solutions			Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and services	Nickel and other products	Copper	Other energy transition metals	Total
China	42,473	-	-	704	941	155	44,273
Japan	6,285	779	4	1,155	-	-	8,223
Asia, except Japan and China	6,105	774	26	964	1,039	-	8,908
Brazil	3,055	4,721	1,619	101	-	20	9,516
United States of America	-	522	-	1,899	-	105	2,526
Americas, except United States and Brazil	-	1,158	-	1,330	503	-	2,991
Germany	802	427	-	897	984	-	3,110
Europe, except Germany	2,572	258	-	1,520	3,040	106	7,496
Middle East, Africa, and Oceania	33	6,476	-	74	-	-	6,583
Net operating revenue	61,325	15,115	1,649	8,644	6,507	386	93,626

	Consolidated
	Six-month period ended June 30, 2023
	Iron Solutions			Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and services	Nickel and other products	Copper	Other	Total
China	38,517	12	-	1,473	548	-	40,550
Japan	5,572	537	-	1,551	-	-	7,660
Asia, except Japan and China	4,669	541	23	1,853	229	-	7,315
Brazil	3,663	4,430	1,156	190	-	260	9,699
United States of America	-	925	-	3,865	-	-	4,790
Americas, except United States and Brazil	5	1,263	-	1,351	9	-	2,628
Germany	703	173	6	1,518	1,290	-	3,690
Europe, except Germany	3,522	1,307	-	2,776	2,898	-	10,503
Middle East, Africa, and Oceania	-	4,672	-	92	-	-	4,764
Net operating revenue	56,651	13,860	1,185	14,669	4,974	260	91,599

No customer individually represented 10% or more of the Company’s revenues in the periods presented above.

16

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

c) Assets by segment

	Consolidated
	June 30, 2024				December 31, 2023
	Iron Solutions	Energy Transition Metals	Other	Total	Iron Solutions	Energy Transition Metals	Other	Total
Investments in associates and joint ventures	7,331	10,621	2,698	20,650	6,525	-	2,536	9,061
Property, plant and equipment and intangibles	192,327	97,187	14,985	304,499	185,789	88,795	16,027	290,611

	Three-month period ended June 30,
	2024				2023
	Iron Solutions	Energy Transition Metals	Other	Total	Iron Solutions	Energy Transition Metals	Other	Total

Capital expenditures
Sustaining capital (i)	3,201	1,969	77	5,247	2,332	1,610	171	4,113
Project execution	1,528	173	8	1,709	1,270	470	121	1,861
	4,729	2,142	85	6,956	3,602	2,080	292	5,974

	Six-month period ended June 30,
	2024				2023
	Iron Solutions	Energy Transition Metals	Other	Total	Iron Solutions	Energy Transition Metals	Other	Total

Capital expenditures
Sustaining capital (i)	6,571	3,596	172	10,339	4,991	2,982	320	8,293
Project execution	3,110	363	50	3,523	2,496	844	213	3,553
	9,681	3,959	222	13,862	7,487	3,826	533	11,846

(i) According to the Company's shareholders remuneration policy, minimum remuneration to Vale shareholders is calculated based on 30% of the adjusted EBITDA less sustaining capital investments.

d) Assets by geographic area

	Consolidated
	June 30, 2024				December 31, 2023
	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total
Brazil	10,029	46,978	168,528	225,535	9,061	47,551	163,485	220,097
Canada	-	9,684	65,058	74,742	-	8,751	57,563	66,314
Americas, except Brazil and Canada	-	-	20	20	-	-	22	22
Indonesia	10,621	-	318	10,939	-	-	285	285
China	-	4	58	62	-	4	71	75
Asia, except Indonesia and China	-	3	3,731	3,734	-	-	3,539	3,539
Europe	-	1	3,354	3,355	-	1	3,281	3,282
Oman	-	3	6,759	6,762	-	2	6,056	6,058
Total	20,650	56,673	247,826	325,149	9,061	56,309	234,302	299,672

17

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

5. Costs and expenses by nature

a) Cost of goods sold, and services rendered

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2024	2023	2024	2023
Services	(6,259)	(4,911)	(11,365)	(9,068)
Freight	(6,188)	(4,927)	(10,836)	(8,472)
Depreciation, depletion and amortization	(3,977)	(3,648)	(7,337)	(6,830)
Materials	(3,756)	(3,539)	(6,933)	(6,611)
Personnel	(3,565)	(3,548)	(6,307)	(7,123)
Acquisition of products	(2,586)	(2,704)	(4,440)	(5,486)
Fuel oil and gas	(1,893)	(2,103)	(3,722)	(4,106)
Royalties	(1,814)	(1,576)	(3,244)	(2,783)
Energy	(816)	(917)	(1,654)	(1,783)
Others	(2,280)	(1,483)	(3,890)	(2,818)
Total	(33,134)	(29,356)	(59,728)	(55,080)

b)       Selling and administrative expenses

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2024	2023	2024	2023
Personnel	(274)	(310)	(605)	(600)
Services	(230)	(182)	(401)	(347)
Depreciation and amortization	(52)	(64)	(101)	(124)
Other	(161)	(129)	(306)	(229)
Total	(717)	(685)	(1,413)	(1,300)

c)       Other operating revenues (expenses), net

		Consolidated
		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2024	2023	2024	2023
Expenses related to Brumadinho event	23	(358)	(1,327)	(861)	(1,906)
Provision for litigations	26(a)	(266)	(257)	(515)	(416)
Profit sharing program		(207)	(161)	(630)	(445)
Impairment and results on disposal of non-current assets, net (i)	15(a)	5,444	(324)	5,415	(343)
Other		(650)	(148)	(713)	(279)
Total		3,963	(2,217)	2,696	(3,389)

(i) In the three-month period ended June 30, 2024, includes the gain from the divestment in PT Vale Indonesia Tbk in the amount of R$5,710 (US$1,059 million) (note 15a) and net losses on disposal of property, plant and equipment and intangible assets in the amount of R$266 (US$49 million) (notes 16 and 17).

18

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

6. Financial results

		Consolidated
		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2024	2023	2024	2023
Financial income
Short-term investments		390	406	791	864
Other		16	117	153	287
		406	523	944	1,151
Financial expenses
Loans and borrowings interest	9(c)	(1,056)	(888)	(1,880)	(1,801)
Interest on REFIS		(124)	(190)	(261)	(386)
Interest on lease liabilities	22	(70)	(77)	(141)	(154)
Interest on supplier liabilities		(227)	(266)	(456)	(462)
Other		(424)	(543)	(844)	(820)
		(1,901)	(1,964)	(3,582)	(3,623)
Other financial items, net
Foreign exchange and indexation losses, net		(1,360)	(3,649)	(3,227)	(6,143)
Participative shareholders' debentures	20	(1,254)	1,621	(437)	1,373
Derivative financial instruments, net	18(c)	(2,505)	2,755	(2,491)	3,754
		(5,119)	727	(6,155)	(1,016)
Total		(6,614)	(714)	(8,793)	(3,488)

7. Taxes

a) Income tax reconciliation

In December 2021, the Organization for Economic Co-operation and Development (“OECD”) released the Pillar Two model rules to reform international corporate taxation. Multinational economic groups within the scope of these rules are required to calculate their effective tax rate in each country where they operate, the “GloBE effective tax rate”.

When the effective GloBE rate of any entity in the economic group, aggregated by jurisdiction where the group operates, is lower than the minimum rate defined at 15%, the multinational group must pay a supplementary amount of tax on profit, referring to the difference between its rate effective GloBE and the minimum tax rate.

From 2024, the Company is subject to OECD Pillar Two model rules in the Netherlands, Switzerland, United Kingdom, Japan and Luxembourg. However, there was no material impact on Company’s income tax computation due to this matter and it does not expect any further impact on its future financial statements.

Income tax expense is recognized based on the estimate of the weighted average effective tax rate expected for the full year, adjusted for the tax effect of certain items that are recognized in full on the interim tax calculation. Therefore, the effective tax rate in the interim financial statements may differ from management’s estimate of the effective tax rate for the year. The reconciliation of the taxes calculated according to the nominal tax rates and the amount of taxes recorded is shown below:

		Consolidated		Parent Company
		Three-month period ended June 30,
		2024	2023	2024	2023
Income before income taxes	Notes	14,349	13,494	13,483	13,086
Income taxes at statutory rate (34%)		(4,879)	(4,588)	(4,584)	(4,449)
Adjustments that affect the taxes basis:
Tax incentives		1,564	2,455	1,498	2,285
Equity results		15	165	1,978	296
Reduction) of tax loss carryforward		2,079	(832)	2,331	(813)
Reversal of deferred income tax related to Renova Foundation	24	-	(5,468)	-	(5,468)
Reclassification of cumulative adjustments to the income statement		(25)	-	-	-
Gain on divestments of PTVI	15(a)	1,931	-	-	-
Other		(448)	(474)	(114)	(364)
Income taxes		237	(8,742)	1,109	(8,513)
Current tax		(3,361)	(2,006)	(2,597)	(1,612)
Deferred tax		3,598	(6,736)	3,706	(6,901)
Income taxes		237	(8,742)	1,109	(8,513)

19

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

		Consolidated		Parent Company
		Six-month period ended June 30,
	Notes	2024	2023	2024	2023
Income before income taxes		24,896	25,391	28,355	21,981
Income taxes at statutory rate (34%)		(8,465)	(8,633)	(9,641)	(7,474)
Adjustments that affect the taxes basis:
Tax incentives		3,889	4,563	3,761	4,292
Equity results		(19)	9	1,513	36
Reduction of tax loss carryforward		1,224	(1,203)	(1,200)	565
Reversal of deferred income tax related to Renova Foundation	24	-	(5,468)	-	(5,468)
Reclassification of cumulative adjustments to the income statement		(114)	-	-	-
Gain on divestment in PTVI	15(a)	1,931	-	-	-
Other		(424)	(173)	95	162
Income taxes		(1,978)	(10,905)	(5,472)	(7,887)
Current tax		(6,990)	(3,139)	(5,870)	(2,396)
Deferred tax		5,012	(7,766)	398	(5,491)
Income taxes		(1,978)	(10,905)	(5,472)	(7,887)

b) Deferred income tax assets and liabilities

	Consolidated
	Assets	Liabilities	Deferred taxes, net
Balance as of December 31, 2023	46,307	4,210	42,097
Effect in income statement	4,587	(490)	5,077
Incorporation	(11)	(11)	-
Other comprehensive income	3,145	75	3,070
Transfer between assets and liabilities	257	257	-
Translation adjustment	919	439	480
Balance as of June 30, 2024	55,204	4,480	50,724

Balance as of December 31, 2022	56,195	7,372	48,823
Effect in income statement	(7,928)	(162)	(7,766)
Other comprehensive income	(151)	(13)	(138)
Translation adjustment	(384)	(396)	12
Balance as of June 30, 2023	47,732	6,801	40,931

c)	Income taxes - Settlement program (“REFIS”)

	Consolidated
	June 30, 2024	December 31, 2023
Current liabilities	2,128	2,071
Non-current liabilities	7,139	8,343
REFIS liabilities	9,267	10,414

SELIC rate	10.50%	11.75%

The balance mainly relates to the settlement program of claims regarding the collection of income tax and social contribution on equity gains of foreign subsidiaries and associates from 2003 to 2012. This amount bears SELIC interest rate (Special System for Settlement and Custody) and will be paid in monthly installments until October 2028 and the impact of the SELIC over the liability is recorded under the Company’s financial results (note 6).

20

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

d) Uncertain tax positions (“UTP”)

The amount under discussion with the tax authorities is R$27,694 (US$4,982 million) as of June 30, 2024 (December 31, 2023: R$26,194 (US$5,408 million)) which includes the reduction of tax losses in the amount of R$3,656 (US$658 million) as of June 30, 2024 (December 31, 2023: R$3,656 (US$754 million)), if the tax authority does not accept the tax treatment adopted by the Company in relation to these matters.

	Consolidated
	June 30, 2024			December 31, 2023
	Assessed (i)	Potential (ii)	Total	Assessed (i)	Potential (ii)	Total
UTPs not recorded on statement of financial position (iii)
Transfer pricing over the exportation of ores to a foreign subsidiary	10,932	14,509	25,441	10,383	14,571	24,954
Expenses of interest on capital	7,568	-	7,568	7,319	-	7,319
Proceeding related to income tax paid abroad	2,562	-	2,562	2,481	-	2,481
Goodwill amortization	3,868	651	4,519	2,934	922	3,856
Payments to Renova Foundation	835	2,597	3,432	807	2,597	3,404
Other	1,929	-	1,929	2,270	-	2,270
	27,694	17,757	45,451	26,194	18,090	44,284

UTPs recorded on statement of financial position
Deduction of CSLL in Brazil	918		918	885	-	885
	918	-	918	885	-	885

(i) Includes the tax effects arising from the reduction of the tax losses and negative basis of the CSLL without fines and interest.

(ii) Includes the principal, without fines and interest.

(iii) Based on the assessment of its internal and external legal advisors, the Company believes that the tax treatment adopted for these matters will be accepted in decisions of the higher courts on last instance.

e) Recoverable and taxes payables

						Consolidated
	Current assets		Non-current assets		Current liabilities
	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Value-added tax ("ICMS")	1,180	1,126	12	26	202	121
Brazilian federal contributions ("PIS” and “COFINS")	1,357	1,719	5,451	4,890	24	2,979
Income taxes	1,083	1,463	1,924	1,733	5,733	2,076
Financial compensation for the exploration of mineral resources ("CFEM")	-	-	-	-	392	449
Other	45	47	2	3	552	736
Total	3,665	4,355	7,389	6,652	6,903	6,361

8. Basic and diluted earnings per share

The basic and diluted earnings per share are presented below:

	Three-month period ended June 30,		Six-month period ended June 30,
	2024	2023	2024	2023
Net income attributable to Vale's shareholders	14,592	4,573	22,883	14,094

Thousands of shares
Weighted average number of common shares outstanding	4,274,769	4,396,778	4,283,095	4,424,788
Weighted average number of common shares outstanding and potential ordinary shares	4,279,782	4,400,609	4,288,108	4,428,619

Basic and diluted earnings per share
Common share (US$)	3.41	1.04	5.34	3.19

21

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

9. Cash flows reconciliation

a) Cash flow from operating activities

		Consolidated		Parent Company
		Six-month period ended June 30,
	Notes	2024	2023	2024	2023
Cash flow from operating activities:
Income before income taxes		24,896	25,391	28,355	21,981
Adjusted for:
Equity results from subsidiaries	14	-	-	(4,520)	(101)
Equity results and other results in associates and joint ventures	14	(1,200)	255	(1,200)	255
Impairment and results on disposal of non-current assets, net	5(c)	(5,415)	343	163	277
Review of estimates related to Brumadinho	23	(113)	678	(113)	678
Review of estimates related to de-characterization of dams	25	(683)	-	(683)	-
Depreciation, depletion and amortization		7,677	7,260	4,802	4,513
Financial results, net	6	8,793	3,488	7,971	4,487
Changes in assets and liabilities:
Accounts receivable	10	8,785	7,679	2,038	2,312
Inventories	11	(2,154)	(2,635)	477	(299)
Suppliers and contractors	12	(640)	2,234	(853)	2,097
Other assets and liabilities, net		(5,590)	(6,250)	(1,433)	(3,637)
Cash flow from operations		34,356	38,443	35,004	32,563

b) Cash flow from investing activities

			Consolidated	Parent Company
		Six-month period ended June 30,
	Notes	2024	2023	2024	2023
Proceeds from the partial disposal of VBML shares	15(b)	12,697
Proceeds from the partial disposal of PTVI shares	15(a)	862
Proceeds from the divestment of Companhia Siderúrgica do Pecém	15(f)	-	5,637	-	5,637
Cash contribution to Companhia Siderúrgica do Pecém	15(f)	-	(5,983)	-	(5,983)
Cash received (payments) from disposal of investments, net		13,559	(346)	-	(346)

c) Reconciliation of debt to cash flows arising from financing activities

	Consolidated
	Quoted in the secondary market	Other debt contracts in Brazil	Other debt contracts on the international market	Total
December 31, 2023	36,182	1,211	22,982	60,375
Additions	5,389	-	4,777	10,166
Payments	(256)	(119)	(2,717)	(3,092)
Interest paid (i)	(1,160)	(55)	(804)	(2,019)
Cash flow from financing activities	3,973	(174)	1,256	5,055
Effect of exchange rate	5,216	-	3,952	9,168
Interest accretion	1,157	55	739	1,951
Non-cash changes	6,373	55	4,691	11,119
June 30, 2024	46,528	1,092	28,929	76,549

December 31, 2022	33,900	1,461	22,980	58,341
Additions	7,277	-	1,581	8,858
Payments	(2,559)	(144)	(325)	(3,028)
Interest paid (i)	(1,213)	(64)	(591)	(1,868)
Cash flow from financing activities	3,505	(208)	665	3,962
Effect of exchange rate	(2,471)	-	(1,920)	(4,391)
Interest accretion	1,131	79	717	1,927
Non-cash changes	(1,340)	79	(1,203)	(2,464)
June 30, 2023	36,065	1,332	22,442	59,839

(i)	Classified as operating activities in the statement of cash flows.

22

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Funding

•	In June 2024, the Company issued bonds of R$5.389 (US$1 billion) with a coupon of 6.45% per year, payable semi-annually, and maturing in 2054. In July 2024 (subsequent event), Vale redeemed notes with maturity date in 2026, 2036 and 2039, in the total amount of R$5.251 (US$970 million) and paid a premium of R$207 (US$38 million).

•	In April 2024, the Company contracted a loan of R$451 (US$90 million) with the Canadian Imperial Bank of Commerce (“CIBC”) indexed to SOFR plus spread adjustments and maturing in 2024.

•	In March 2024, the Company contracted a loan of R$1.791 (US$360 million) with the Japan Bank of International Cooperation (“JBIC”) indexed to SOFR plus spread adjustments and maturing in 2035.

•	In March 2024, the Company contracted a loan of R$300 (US$60 million) with the CIBC indexed to SOFR plus spread adjustments and maturing in 2024.

•	In February 2024, the Company contracted a loan of R$827 (US$166 million) with Banco Santander indexed to SOFR plus spread adjustments and maturing in 2025.

•	In February 2024, the Company contracted a loan of R$170 (US$34 million) with Credit Agricole Bank indexed to SOFR plus spread adjustments and maturing in 2025.

•	From January to February 2024, the Company contracted a loan of R$1.238 (US$250 million) with Banco Bradesco with a fixed rate maturing in 2025.

•	In March 2023, the Company contracted a loan of R$1.581 (US$300 million) with the Industrial and Commercial Bank of China Limited, Panama Branch (“ICBC”) indexed to SOFR plus spread adjustments and maturing in 2028.

•	In June 2023, Vale issued notes of R$7.277 (US$1,500 million) with a coupon of 6.125% per year, payable semi-annually, and maturing in 2033.

Payments

•	In January 2024, the Company paid principal and interest of debentures, in the amount of R$226 (U$46 million).

•	In January 2023, the Company paid principal and interest of debentures, in the amount of R$124 (U$24 million).

•	In June 2023, Vale redeemed notes with maturity date in 2026, 2036 and 2039, in the total amount of R$2.426 (US$500 million) and paid a premium of R$106 (US$22 million), recorded as “Bond premium repurchase” in the financial results for the three-month period ended June 30, 2023.

d) Non-cash transactions

	Consolidated		Parent Company
	Six-month period ended June 30,
	2024	2023	2024	2023
Non-cash transactions:
Additions to PP&E with capitalized loans and borrowing costs	69	52	69	52

23

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

10. Accounts receivable

		Consolidated		Parent Company
	Notes	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Receivables from contracts with customers
Third parties
Iron Solutions		8,616	16,489	1,197	1,352
Energy Transition Metals		3,686	3,598	-	-
Other		48	15	21	59
Related parties	29(b)	865	428	26,181	35,770
Accounts receivable		13,215	20,530	27,399	37,181
Expected credit loss		(250)	(213)	(74)	(67)
Accounts receivable, net		12,965	20,317	27,325	37,114

Provisionally priced commodities sales – The Company is mainly exposed to iron ore and copper price risk. The determination of the final sales price for these commodities is based on the pricing period outlined in the sales contracts, typically occurring after the revenue recognition date. Consequently, the Company initially recognizes revenue using a provisional invoice. Subsequently, the receivables associated with provisionally priced products are measured at fair value through profit or loss (note 19). Any fluctuations in the value of these receivables are reflected in the Company's net operating revenue.

The sensitivity of the Company’s risk related to the final settlement of provisionally priced accounts receivables is detailed below:

	June 30, 2024
	Thousand metric tons	Provisional price (US$/ton)	Variation	Effect on Revenue (R$ million)
Iron ore	20,093	107	+/- 10%	+/- 1.116
Copper	64	8,986	+/- 10%	+/- 320

11. Inventories

	Consolidated		Parent Company
	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Finished products
Iron Solutions	13,668	11,893	5,202	5,429
Energy Transition Metals	3,165	3,096	-	-
	16,833	14,989	5,202	5,429

Work in progress	4,827	2,748	3	3
Consumable inventory	5,848	5,614	2,592	2,819

Net realizable value provision (i)	(862)	(672)	(130)	(154)
Total of inventories	26,646	22,679	7,667	8,097

(i) In the six-month period ended June 30, 2024, the effect of provision for net realizable value was R$265 (US$53 million) (2023: R$232 (US$47 million)).

12. Suppliers and contractors

		Consolidated		Parent Company
	Notes	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Third parties – Brazil		15,337	16,757	13,621	14,825
Third parties – Abroad		9,717	8,001	457	285
Related parties	29(b)	1,459	765	1,059	873
Total		26,513	25,523	15,137	15,983

The Company has supplier finance arrangements, which do not substantially modify the original liabilities terms and conditions and remain presented as suppliers. The outstanding balance related to those transactions was R$7,730 (US$1,391 million) as of June 30, 2024 (December 31, 2023: R$6,966 (US$1,438 million)), of which R$1,227 (US$221 million) (December 31, 2023: R$1,073 (US$221 million)) relates to the structure introduced by the Company with the exclusive purpose of enabling small and medium suppliers to anticipate their receivables with better interest rates, in line with Company’s social pillar.

24

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

13. Other financial assets and liabilities

		Consolidated
		Current		Non-Current
	Notes	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Other financial assets
Restricted cash		-	-	23	22
Derivative financial instruments	18	936	1,311	606	2,635
Investments in equity securities		-	-	260	217
		936	1,311	889	2,874
Other financial liabilities
Derivative financial instruments	18	753	172	584	463
Other financial liabilities - Related parties	29(b)	800	1,404	-	-
Liabilities related to the concession grant	13(a)	3,782	2,861	14,178	15,868
Advances and other financial obligations (i)		2,770	3,676	1	1
		8,105	8,113	14,763	16,332

		Parent Company
		Current		Non-Current
	Notes	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Other financial assets
Restricted cash		-	-	23	22
Derivative financial instruments	18	811	1,107	543	2,567
Investments in equity securities		-	-	113	108
		811	1,107	679	2,697
Other financial liabilities
Derivative financial instruments	18	673	33	514	250
Pre-export payments - Related parties	29(b)	15,148	15,136	51,221	49,684
Other financial liabilities - Related parties	29(b)	2,905	3,753	-	-
Liabilities related to the concession grant	13(a)	3,782	2,861	14,178	15,868
Advances and other financial obligations (i)		26	19	1	1
		22,534	21,802	65,914	65,803

(i) Includes advances received from customers and other financial obligations.

a) Liabilities related to the concession grant

	Consolidated					Discount rate
	December 31, 2023	Revision to estimates	Monetary and present value adjustments	Disbursements	June 30, 2024	June 30, 2024	December 31, 2023	Remaining term of obligations
Payment obligation	5,472	-	276	(149)	5,599	11.04%	11.04%	33 years
Infrastructure investment	13,257	(519)	356	(733)	12,361	6,48% - 6,51%	5,17% - 5,54%	8 years
	18,729	(519)	632	(882)	17,960
Current liabilities	2,861				3,782
Non-current liabilities	15,868				14,178
Liabilities	18,729				17,960

The Company is currently discussing with the Brazilian Ministry of Transport the general conditions for optimizing the investment plans of Estrada de Ferro Carajás (“EFC”) and Estrada de Ferro Vitória a Minas (“EFVM”) concessions contracts, both of which are currently being fulfilled by Vale in accordance with the contracts in place.

The potential change in the agreements is still uncertain as it is subject to conclusion of the negotiations and approval by the Company and relevant authorities. Any changes to the existing obligation will be recorded after the conclusion of the negotiations and based on the final terms agreed.

Therefore, until there is any change in the existing concession contracts, the Company will continue to comply with its obligations under the agreements, which are reflected in the Company’s liability recorded in these interim financial statements.

25

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

14. Investments in associates and joint ventures

	Business	% ownership	December 31, 2023	Additions and capitalizations	Equity results in income statement	Dividends declared	Translation adjustment	Fair value remeasurement (i)	Other (ii)	June 30, 2024
Direct subsidiaries
In Brazil
Companhia Portuária da Baía de Sepetiba	Iron ore	100.00	377	-	61	(37)	-	-	-	401
Minerações Brasileiras Reunidas S.A.	Iron ore	100.00	1,943	-	76	-	-	-	(157)	1,862
Minerações Brasileiras Reunidas S.A. – Goodwill	-	-	4,060	-	-	-	-	-	-	4,060
Tecnored Desenvolvimento Tecnológico S.A.	Iron ore	100.00	113	65	(44)	-	-	-	-	134
Valepar – Goodwill	-	-	3,073	-	-	-	-	-	-	3,073
Other	-	-	652	48	(203)	(12)	-	-	(47)	438
Vale Holdings B.V. (i) (ii)	Holding	100.00	104,526	-	4,566	-	6,567	(10,621)	4,230	109,268
Other	-	-	41	-	64	-	11	-	5	121
			114,785	113	4,520	(49)	6,578	(10,621)	4,031	119,357
Associates and joint ventures
In Brazil
Aliança Geração de Energia S.A.	Energy	55.00	1,725	-	87	-	-	-	94	1,906
Aliança Norte Energia Participações S.A.	Energy	51.00	514	-	(24)	-	-	-	-	490
Baovale Mineração S.A.	Iron ore	50.00	136	-	7	(4)	-	-	(6)	133
Companhia Coreano-Brasileira de Pelotização	Pellets	50.00	354	-	64	-	-	-	-	418
Companhia Hispano-Brasileira de Pelotização	Pellets	50.89	239	-	41	(33)	-	-	-	247
Companhia Ítalo-Brasileira de Pelotização	Pellets	50.90	299	-	39	-	-	-	31	369
Companhia Nipo-Brasileira de Pelotização	Pellets	51.00	729	-	96	(39)	-	-	-	786
Samarco Mineração S.A. (note 24)	Pellets	50.00	-	-	-	-	-	-	-	-
MRS Logística S.A.	Logistics	49.01	3,096	-	361	-	-	-	-	3,457
VLI S.A.	Logistics	29.60	1,672	-	249	-	-	-	-	1,921
Other	-	-	297	-	7	(4)	-	-	2	302
Abroad
PT Vale Indonesia Tbk (i)	Energy transition metals	33.88	-	-	-	-	-	10,621	-	10,621
Consolidated total investment			9,061	-	927	(80)	-	10,621	121	20,650
Parent Company's total investment			123,846	113	5,447	(129)	6,578	-	4,152	140,007
Other results in investments			-	-	273	-	-	-	-	-
Equity results and other results			-	-	5,720	-	-	-	-	-

(i) It refers to the remeasurement at fair value of the remaining stake held by Vale on PT Vale Indonesia Tbk (“PTVI”), after the closing of the divestment transaction (note 15a). Vale S.A. holds this investment in PTVI through its subsidiary Vale Holdings B.V. (“VHBV”) and, therefore, for the purposes of presentation in this explanatory note, the value relating to the investment in PTVI is being reallocated from VHBV to PTVI.

(ii) The effect in the “other” column refers substantially to the gain of R$4,593 (US$895 million) recognized in equity due to the completion of the transaction in which Manara Minerals acquires a 10% stake in Vale Base Metals Limited (note 15b).

26

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

15. Acquisitions and divestitures

		Consolidated
		Three-month period ended June 30, 2024		Six-month period ended June 30, 2024
	Reference	Results on disposals of non-current assets	Equity results and other results in associates and joint ventures	Results on disposals of non-current assets	Equity results and other results in associates and joint ventures
PT Vale Indonesia Tbk	15(a)	5,710	-	5,710	-
		5,710	-	5,710	-

		Consolidated
		Three-month period ended June 30, 2023		Six-month period ended June 30, 2023
	Reference	Results on disposals of non-current assets	Equity results and other results in associates and joint ventures	Results on disposals of non-current assets	Equity results and other results in associates and joint ventures
Mineração Rio do Norte	15(e)	-	(448)	-	(448)
Companhia Siderúrgica do Pecém	15(f)	-	-	-	190
		-	(448)	-	(258)

a) Divestment on PT Vale Indonesia Tbk (“PTVI”) – PTVI has a contract of work with the government of Indonesia to operate its mining licenses (“Contract of Work”), expiring in December 2025. To extend the period of the mining licenses beyond 2025, PTVI must meet certain requirements under the Contract of Work, including the commitment to meet a threshold of Indonesian participants in its shareholding structure.

In November 2023, the Company signed a Heads of Agreement with PT Mineral Industri Indonesia (“MIND ID”) and Sumitomo Metal Mining Co., Ltd. (“SMM”) regarding the divestment obligation in PTVI. Therefore, since the year ended December 31, 2023, PTVI assets and liabilities were classified as held for sale.

In June 2024, the transaction was concluded, and the Company reduced its interests in PTVI in approximately 10.5%. This divestment was carried out through (i) the issuance of PTVI’s new shares, thereby diluting Vale in 2.1%, and (ii) by the direct sale of 8.4% of Vale’s shares to MIND ID. As a result of the transaction, MIND ID became PTVI's largest shareholder, holding approximately 34.0% of the issued shares, with the Company and SMM holding approximately 33.9% and 11.5%, respectively. The completion of the transaction fulfills the divestment obligations of the Contract of Work and satisfies a key condition for PTVI to extend its mining license until 2035, with potential extension beyond this period subject to certain requirements.

With the transaction, Vale received R$862 (US$155 million) for its shares and lost control over PTVI and so, the Company will no longer consolidate PTVI, which will be accounted for as an associate under the equity method due to the significant influence it will retain over PTVI.

As result, the Company recognized a gain of R$5,710 (US$1,059 million) in the income statement for the three-month period ended June 30, 2024, as "Other operating expenses, net". This gain is due to the reclassification of cumulative translation adjustments of R$5,728 (US$1,063 million) and the gain on remeasurement of the interest retained at fair value of the R$3,654 (US$657 million), net of the loss on the reduction in PTVI stake in the amount of R$3,672 (US$661 million). The effects of this transaction are summarized below:

June 28, 2024
Cash consideration received	862
Fair value of 33.9% interest retained (i)	10,621

Effects of the deconsolidation:
Derecognition of net assets of PTVI	(20,551)
Gain on derecognition of non-controlling shareholders	9,050
Gain on the reclassification of cumulative translation adjustments	5,728
Gain on the transaction recorded in the income statement	5,710

(i) The fair value of the 33.9% retained interest was estimated based on a third-party valuation report. The valuation considered the discounted cash flow method. The key assumptions considered were (i) discount rate of 7.75% with incremental risk premium of around 1.00% on certain assets, (ii) asset life through to 2065, and (iii) range of expected nickel prices from US$/t 17,501 to US$/t 21,000.

27

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Balance sheet of PTVI classified as held for sale

	June 30, 2024	December 31, 2023
Assets
Cash and cash equivalents	-	3,401
Accounts receivable	-	99
Inventories	-	390
Taxes	-	566
Investments	-	62
Property, plant and equipment	-	13,515
Intangible	-	337
Other assets	-	671
	-	19,041
Liabilities
Suppliers and contractors	-	833
Deferred income taxes	-	1,031
Other liabilities	-	850
	-	2,714
Net assets held for sale	-	16,327

b) Strategic partnership in the Energy Transition Metals business – In July 2023, the Company signed a binding agreement with Manara Minerals, a joint venture between Ma’aden and Saudi Arabia’s Public Investment Fund, under which Manara Minerals would make an equity investment in Vale Base Metals Limited (“VBM”), the holding entity for Vale’s Energy Transition Metals Business that was a wholly owned subsidiary. At the same time, Vale and Engine No. 1 entered into another binding agreement for an equity investment in VBM.

In April 2024, the Company concluded the transaction with Manara Minerals to sell 10% of the business for R$12,697 (US$2,455 million), which was fully contributed to VBM thereby diluting Vale to a 90% equity interest, retaining control over VBM. As a result, Vale recognized a gain from the sale in the amount of R$4,593 (US$895 million), of which R$7,828 (US$1,514 million) was attributable to non-controlling interests recorded in the equity as "Transactions with non-controlling interests".

Additionally, in April 2024, Vale and Engine No. 1 agreed to not proceed with the transaction, which was discontinued, without any penalties to both parties.

c) Acquisition of Aliança Geração de Energia S.A. (“Aliança Geração”) - Aliança Geração is a joint venture of Vale, which operates hydroelectric and wind power plants in Brazil, in which the Company holds a 55% shareholding. The entity’s power generation asset portfolio consists of seven hydroelectric power plants in the state of Minas Gerais and three wind farms in operation in the states of Rio Grande do Norte and Ceará, Brazil.

In March 2024, the Company entered into a binding agreement with Cemig Geração e Transmissão S.A. ("Cemig GT") for the acquisition of the entire 45% interest held for Cemig GT in Aliança Geração, for R$2,700 (US$486 million). The acquisition of the stake in Aliança Geração will be the first step towards creating an energy platform and, after the acquisition is completed, Vale will seek potential partners for this platform.

This transaction is in line with Vale's strategy of having an energy matrix based on renewable sources in Brazil and contributes to the Company's commitment to decarbonize operations at competitive costs.

Upon closing, which is subject to usual precedent conditions, including the consent of competent bodies, Vale will hold 100% of the shareholding, obtaining control over Aliança Geração, and consolidating its assets, liabilities and results in the Company´s financial statements. The transaction's conclusion is expected for the second half of 2024.

d) Acquisition of equity interest in Anglo American Minério de Ferro Brasil S.A. (“Anglo American Brasil”) – In February 2024, the Company entered into a binding agreement with Anglo American plc for the acquisition of 15% interest in Anglo American Brasil, the company that currently owns the Minas-Rio complex (“Minas-Rio”), in Brazil. Under the terms agreed, Vale will contribute with Serra da Serpentina iron ore resources and a cash contribution of R$876 (US$157.5 million), subject to adjustments at the closing date. Additionally, depending on the future iron ore prices, there may be an adjustment in the transaction price and the fair value adjustments of this mechanism will be recognized in the Company's income statements accordingly.

The closing of the transaction is subject to the usual conditions precedent and expected to occur in 2025. Upon completion of the transaction, Anglo American Brasil will be an associate of Vale and the investment will be accounted for under the equity method.

28

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

The closing of the transaction is subject to the usual conditions precedent. Upon completion of the transaction, Anglo American Brasil will be an associate of Vale and the investment will be accounted for under the equity method.

e) Mineração Rio do Norte S.A. (“MRN”) – In April 2023, Vale signed a binding agreement with Ananke Alumina S.A. to sell its 40% stake in MRN, which has been impaired in full since 2021. Due to certain remaining commitments of the agreement, the Company recognized a provision of R$448 (US$93 million) with the corresponding impact in the income statement for the three-month period ended June 30, 2023, as “Equity results and other results in associates and joint ventures”. As a result, in November 2023 the Company concluded the transaction and transferred its shares in MRN to Ananke Alumina S.A.

f) Companhia Siderúrgica do Pecém (“CSP”) – In July 2022, the Company and the other shareholders of CSP signed a binding agreement with ArcelorMittal Brasil S.A. (“ArcelorMittal”) for the sale of CSP. In March 2023, the Company completed the sale of its interest in CSP to ArcelorMittal. Under the terms of the agreement, Vale has received R$5,637 (US$1,042 million) from the buyer and made a cash contribution of R$5,983 (US$1,189 million) to CSP upon closing, which was fully used to prepay the outstanding net debt of CSP as determined by the agreement. In addition, the Company derecognized its financial liability related to the guarantee granted to CSP, leading to a gain of R$190 (US$37 million) recognized as “Equity results and other results in associates and joint ventures” for the six-month period ended June 30, 2023.

g) Vale Oman Pelletizing Company LLC (“VOPC”) – In February 2023, OQ Group exercised their option to sell its 30% noncontrolling interest held in VOPC, a subsidiary consolidated by the Company. As a result, in April 2023, the Company completed the transaction and acquired the minority interest previously held by the OQ Group for R$653 (US$130 million), resulting in a gain of R$15 (US$3 million), recorded in equity as of June 30, 2023, as “Acquisitions and disposals of noncontrolling interests”, since it resulted from a transaction between shareholders. Upon closing, Vale owns 100% of VOPC's share capital.

16. Intangibles

	Consolidated
	Goodwill	Concessions	Software	Research and development project	Total
Balance as of December 31, 2023	15,799	37,226	502	2,782	56,309
Additions	-	94	154	-	248
Disposals	-	(22)	-	(23)	(45)
Amortization	-	(640)	(148)	-	(788)
Translation adjustment	938	-	11	-	949
Balance as of June 30, 2024	16,737	36,658	519	2,759	56,673
Cost	16,737	45,584	3,371	2,759	68,451
Accumulated amortization	-	(8,926)	(2,852)	-	(11,778)
Balance as of June 30, 2024	16,737	36,658	519	2,759	56,673

Balance as of December 31, 2022	16,643	33,570	454	2,754	53,421
Additions	-	833	66	14	913
Disposals	-	(38)	-	-	(38)
Amortization	-	(625)	(105)	-	(730)
Translation adjustment	(543)	-	(6)	-	(549)
Balance as of June 30, 2023	16,100	33,740	409	2,768	53,017
Cost	16,100	41,449	2,894	2,768	63,211
Accumulated amortization	-	(7,709)	(2,485)	-	(10,194)
Balance as of June 30, 2023	16,100	33,740	409	2,768	53,017

	Parent Company
	Concessions	Software	Research and development project	Total
Balance as of December 31, 2023	37,226	386	2,754	40,366
Additions	94	103	-	197
Disposals	(22)	-	-	(22)
Amortization	(640)	(83)	-	(723)
Balance as of June 30, 2024	36,658	406	2,754	39,818
Cost	45,584	1,881	2,754	50,219
Accumulated amortization	(8,926)	(1,475)	-	(10,401)
Balance as of June 30, 2024	36,658	406	2,754	39,818

Balance as of December 31, 2022	33,570	316	2,754	36,640
Additions	833	49	-	882
Disposals	(38)	-	-	(38)
Amortization	(625)	(72)	-	(697)
Balance as of June 30, 2023	33,740	293	2,754	36,787
Cost	41,449	1,625	2,754	45,828
Accumulated amortization	(7,709)	(1,332)	-	(9,041)
Balance as of June 30, 2023	33,740	293	2,754	36,787

29

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

17. Property, plant, and equipment

		Consolidated
	Notes	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Other	Constructions in progress	Total
Balance as of December 31, 2023		48,989	44,730	21,543	33,524	12,645	6,579	12,028	54,264	234,302
Additions (i)		-	-	-	-	-	(27)	-	13,970	13,943
Disposals		(24)	(85)	(33)	(2)	(16)	-	(3)	(322)	(485)
Assets retirement obligation	25(b)	-	-	-	(771)	-	-	-	-	(771)
Depreciation, depletion and amortization		(1,137)	(1,402)	(1,786)	(1,150)	(409)	(454)	(830)	-	(7,168)
Translation adjustment		965	621	951	2,037	11	714	539	2,167	8,005
Transfers		1,594	2,568	1,443	785	251	-	644	(7,285)	-
Balance as of June 30, 2024		50,387	46,432	22,118	34,423	12,482	6,812	12,378	62,794	247,826
Cost		88,696	76,290	53,953	81,904	21,773	11,615	27,403	62,794	424,428
Accumulated depreciation		(38,309)	(29,858)	(31,835)	(47,481)	(9,291)	(4,803)	(15,025)	-	(176,602)
Balance as of June 30, 2024		50,387	46,432	22,118	34,423	12,482	6,812	12,378	62,794	247,826

Balance as of December 31, 2022		46,505	41,961	26,006	37,109	12,912	7,592	13,732	48,655	234,472
Additions (i)		-	-	-	-	-	96	-	12,291	12,387
Disposals		(41)	(42)	(27)	(1)	(26)	-	(4)	(276)	(417)
Assets retirement obligation	25(b)	-	-	-	474	-	-	-	-	474
Depreciation, depletion and amortization		(1,135)	(1,267)	(1,849)	(1,226)	(411)	(463)	(824)	-	(7,175)
Translation adjustment		(798)	(355)	(889)	(1,325)	(21)	(412)	(301)	(1,107)	(5,208)
Transfers		3,949	2,972	1,889	237	242	-	830	(10,119)	-
Balance as of June 30, 2023		48,480	43,269	25,130	35,268	12,696	6,813	13,433	49,444	234,533
Cost		85,300	69,063	59,843	78,481	21,471	10,581	28,447	49,444	402,630
Accumulated depreciation		(36,820)	(25,794)	(34,713)	(43,213)	(8,775)	(3,768)	(15,014)	-	(168,097)
Balance as of June 30, 2023		48,480	43,269	25,130	35,268	12,696	6,813	13,433	49,444	234,533

		Parent Company
	Notes	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Other	Constructions in progress	Total
Balance as of December 31, 2023		31,675	34,918	12,093	9,452	12,538	1,284	6,635	32,814	141,409
Additions (i)		-	-	-	-	-	5	-	9,816	9,821
Disposals		(24)	(84)	(14)	-	(16)	-	(3)	(248)	(389)
Assets retirement obligation	25(b)	-	-	-	(529)	-	-	-	-	(529)
Depreciation, depletion and amortization		(700)	(916)	(974)	(380)	(403)	(186)	(663)	-	(4,222)
Transfers		1,556	2,379	1,154	(19)	249	-	778	(6,097)	-
Balance as of June 30, 2024		32,507	36,297	12,259	8,524	12,368	1,103	6,747	36,285	146,090
Cost		47,337	52,935	26,660	13,510	21,515	2,701	16,568	36,285	217,511
Accumulated depreciation		(14,830)	(16,638)	(14,401)	(4,986)	(9,147)	(1,598)	(9,821)	-	(71,421)
Balance as of June 30, 2024		32,507	36,297	12,259	8,524	12,368	1,103	6,747	36,285	146,090
Balance as of December 31, 2022		30,009	33,417	11,864	10,263	12,583	1,514	8,175	28,497	136,322
Additions (i)		-	-	-	-	-	62	-	8,311	8,373
Disposals		(31)	(20)	(14)	-	(26)	-	(3)	(169)	(263)
Assets retirement obligation	25(b)	-	-	-	527	-	-	-	-	527
Depreciation, depletion and amortization		(639)	(879)	(844)	(402)	(390)	(184)	(670)	-	(4,008)
Transfers		2,102	1,993	1,160	69	241	-	790	(6,355)	-
Balance as of June 30, 2023		31,441	34,511	12,166	10,457	12,408	1,392	8,292	30,284	140,951
Cost		45,574	50,566	25,789	15,592	20,723	2,815	19,165	30,284	210,508
Accumulated depreciation		(14,133)	(16,055)	(13,623)	(5,135)	(8,315)	(1,423)	(10,873)	-	(69,557)
Balance as of June 30, 2023		31,441	34,511	12,166	10,457	12,408	1,392	8,292	30,284	140,951

(i) Includes capitalized interest, when applicable.

For more details regarding right of use and lease liability see note 22.

30

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

18. Financial and capital risk management

a) Effects of derivatives on the statement of financial position

	Consolidated
	June 30, 2024		December 31, 2023
	Assets	Liabilities	Assets	Liabilities
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	75	390	526	144
IPCA swap	-	319	-	196
Dollar swap and forward transactions	1,279	557	3,148	-
SOFR swap	87	-	19	138
Treasury forwards	7	38	-	-
	1,448	1,304	3,693	478
Commodities price risk
Gasoil, Brent and freight	92	1	253	110
Energy Transition Metals	2	25	-	38
	94	26	253	148
Other	-	7	-	9

Total	1,542	1,337	3,946	635

b) Net exposure

		Consolidated
	June 30, 2024	December 31, 2023
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(315)	382
IPCA swap	(319)	(196)
Dollar swap and forward transactions	722	3,148
SOFR swap	87	(119)
Treasury forwards	(31)	-
	144	3,215
Commodities price risk
Gasoil, Brent and freight	91	143
Energy Transition Metals	(23)	(38)
	68	105

Other	(7)	(9)

Total	205	3,311

c)       Effects of derivatives on the income statement

			Consolidated
			Gain (loss) recognized in the income statement
	Three-month period ended June 30,		Six-month period ended June 30,
	2024	2023	2024	2023
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(620)	660	(684)	885
IPCA swap	(122)	112	(143)	148
Dollar swap and forward operations	(1,690)	1,840	(1,829)	2,686
SOFR swap	61	59	221	75
Treasury forwards	(49)	66	(49)	66
	(2,420)	2,737	(2,484)	3,860
Commodities price risk
Gasoil, Brent and freight	(96)	15	(11)	(108)
Energy Transition Metals	4	(1)	1	(7)
	(92)	14	(10)	(115)
Other	7	4	3	9

Total	(2,505)	2,755	(2,491)	3,754

31

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

d) Effects of derivatives on the cash flows

	Consolidated
	Financial settlement inflows (outflows)
	Six-month period ended June 30,
	2024	2023
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	2	(20)
IPCA swap	(20)	17
Dollar swap and forward operations	597	589
LIBOR swap	-	19
SOFR swap	24	-
Treasury forwards	(19)	66
	584	671
Commodities price risk
Gasoil, Brent and freight	60	16
Energy Transition Metals	(18)	8
	42	24

Derivatives designated as cash flow hedge accounting
Nickel	-	170
	-	170
Total	626	865

e) Market risk - Foreign exchange and interest rates

Protection programs for the R$ denominated debt instruments and other liabilities

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2024	December 31, 2023	Index	Average rate	June 30, 2024	December 31, 2023	June 30, 2024	June 30, 2024	2024	2025	2026+
CDI vs. US$ fixed rate swap					(92)	516	15	79	(13)	(10)	(69)
Receivable	R$ 4,581	R$ 5,162	CDI	100.00%
Payable	US$ 1,061	US$ 1,196	Fix	1.70%

TJLP vs. US$ fixed rate swap					(223)	(134)	(13)	11	(21)	(48)	(154)
Receivable	R$ 599	R$ 694	TJLP +	1.07%
Payable	US$ 149	US$ 173	Fix	3.47%

					(315)	382	2	90	(34)	(58)	(223)

IPCA swap vs. US$ fixed rate swap					(319)	(197)	(20)	16	(25)	(54)	(240)
Receivable	R$ 924	R$ 1,078	IPCA +	4.54%
Payable	US$ 228	US$ 267	Fix	3.86%

					(319)	(197)	(20)	16	(25)	(54)	(240)

R$ fixed rate vs. US$ fixed rate swap					1,040	2,905	497	196	343	691	6
Receivable	R$ 14,004	R$ 12,660	Fix	6.75%
Payable	US$ 2,705	US$ 2,431	Fix	0.97%

Forward	R$ 8,335	R$ 1,209	B	5.27	(318)	243	100	112	(348)	24	6

					722	3,148	597	308	(5)	715	12

32

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
CDI vs. US$ fixed rate swap	R$ depreciation	(92)	(1,544)	(2,995)
	US$ interest rate inside Brazil decrease	(92)	(265)	(451)
	Brazilian interest rate increase	(92)	(229)	(365)
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

TJLP vs. US$ fixed rate swap	R$ depreciation	(223)	(420)	(617)
	US$ interest rate inside Brazil decrease	(223)	(246)	(271)
	Brazilian interest rate increase	(223)	(251)	(276)
	TJLP interest rate decrease	(223)	(241)	(259)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

IPCA swap vs. US$ fixed rate swap	R$ depreciation	(319)	(625)	(930)
	US$ interest rate inside Brazil decrease	(319)	(355)	(393)
	Brazilian interest rate increase	(319)	(366)	(411)
	IPCA index decrease	(319)	(341)	(363)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

R$ fixed rate vs. US$ fixed rate swap	R$ depreciation	1,040	(2,549)	(6,139)
	US$ interest rate inside Brazil decrease	1,040	877	709
	Brazilian interest rate increase	1,040	758	489
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

Forward	R$ depreciation	(318)	(2,422)	(4,526)
	US$ interest rate inside Brazil decrease	(318)	(318)	(318)
	Brazilian interest rate increase	(318)	(318)	(318)
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

Protection program for interest rate US$ denominated debt

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2024	December 31, 2023	Index	Average rate	June 30, 2024	December 31, 2023	June 30, 2024	June 30, 2024	2024	2025	2026+
SOFR vs. US$ fixed rate swap					87	(119)	24	28	-	64	23
Receivable	US$ 2,150	US$ 2,300	SOFR	0.00%
Payable	US$ 2,150	US$ 2,300	Fix	3.77%

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
SOFR vs. US$ fixed rate swap	US$ SOFR decrease	87	(202)	(503)
Protected item: SOFR US$ indexed debt	US$ SOFR decrease	n.a.	202	503

Protection for American treasury volatility related to bond issuance and tender offer transactions

Due to the volatility of the United States Treasury (“UST”), a treasury lock transaction was implemented to preserve the issuance of new bond occurred in June 2024 and the tender offer occurred in July 2024 (subsequent event).

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2024	December 31, 2023	Bought / Sold	Average rate	June 30, 2024	December 31, 2023	June 30, 2024	June 30, 2024	2024

Treasury forwards	US$ 1,130	-	S	4.44%	(31)	-	-	18	(31)
Treasury forwards	-	-	B	-	-	-	(19)	-	-

33

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
NDF Tresury	Treasury increase	(31)	(254)	(453)
Protected item: Treasury US$ indexed bonds	Treasury increase	N/A	254	453

f) Protection program for product prices and input costs

	Notional				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2024	December 31, 2023	Bought / Sold	Average strike (US$)	June 30, 2024	December 31, 2023	June 30, 2024	June 30, 2024	2024
Brent crude oil (bbl)
Call options	12,763,500	19,907,250	B	91	70	219	3	37	70
Put options	12,763,500	19,907,250	S	59	(1)	(109)	-	-	(1)

Forward Freight Agreement (days)
Freight forwards	330	1,210	B	15,636	22	33	57	3	22
					91	143	60	40	91

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Brent crude oil (bbl)
Options	Price input decrease	69	(80)	(1,189)
Protected item: Part of costs linked to fuel oil prices	Price input decrease	n.a.	80	1,189

Forward Freight Agreement (days)
Forwards	Freight price decrease	22	9	(3)
Protected item: Part of costs linked to maritime freight prices	Freight price decrease	n.a.	(9)	3

g) Other derivatives, including embedded derivatives in contracts

	Notional				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2024	December 31, 2023	Bought / Sold	Average strike (US$/ton)	June 30, 2024	December 31, 2023	June 30, 2024	June 30, 2024	2024	2025
Fixed price nickel sales protection (ton)
Nickel forwards	3,402	3,322	B	18,579	(23)	(38)	(18)	12	(18)	(5)

					(23)	(38)	(18)	12	(18)	(5)

Embedded derivative (pellet price) in natural gas purchase (volume/month)
Call options	746,667	746,667	S	233	(7)	(9)	-	7	(7)	-

					(7)	(9)	-	7	(7)	-

34

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Fixed price sales protection (ton)
Forwards	Nickel price decrease	(23)	(104)	(184)
Protected item: Part of nickel revenues with fixed prices	Nickel price decrease	n.a.	104	184

Embedded derivative (pellet price) in natural gas purchase agreement (volume/month)
Embedded derivatives - Gas purchase	Pellet price increase	(7)	(25)	(55)

h) Hedge accounting

			Consolidated
	Gain (loss) recognized in the other comprehensive income
	Three-month period ended June 30,		Six-month period ended June 30,
	2024	2023	2024	2023
Net investments hedge	(1,062)	540	(1,339)	796
Cash flow hedge (i)	-	(20)	-	79

(i) In 2023, the Company had a nickel revenue hedge program contracted, which expired on December 31, 2023. In 2024, there was no revenue hedge programs in place.

i) Financial counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents, as well as short-term investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings in foreign currency as published by Moody’s regarding the main financial institutions used by the Company to contract financial instruments, including derivative financial instruments.

	Consolidated
	June 30, 2024		December 31, 2023
	Cash and cash equivalents and investment	Derivatives	Cash and cash equivalents and investment	Derivatives
Aa2	3,922	4	1,638	-
Aa3	-	3	205	-
A1	14,380	148	9,790	241
A2	3,382	576	1,497	1,419
A3	6,370	19	899	106
Baa1	1	-	9	-
Baa2	112	-	76	-
Ba1 (i)	559	-	413	-
Ba2 (i)	4,348	548	1,391	1,522
Ba3 (i)	3,282	244	1,806	658
	36,356	1,542	17,724	3,946

(i) A substantial part of the balances is held with financial institutions in Brazil which are deemed investment grade in local currency.

35

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

19. Financial assets and liabilities

a) Classification

The Company classifies its financial instruments in accordance with the purpose for which they were acquired, and determines the classification and initial recognition according to the following categories:

		Consolidated
		June 30, 2024					December 31, 2023
Financial assets	Notes	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents	21	36,018	-	-	36,018	17,474	-	-	17,474
Short-term investments	21	-	-	338	338	-	-	250	250
Derivative financial instruments	18	-	-	936	936	-	-	1,311	1,311
Accounts receivable	10	2,278	-	10,687	12,965	1,749	-	18,568	20,317
Judicial deposits	26(c)	-	-	-	-	2,956	-	-	2,956
		38,296	-	11,961	50,257	22,179	-	20,129	42,308
Non-current
Judicial deposits	26(c)	3,252	-	-	3,252	3,861	-	-	3,861
Restricted cash	13	23	-	-	23	22	-	-	22
Derivative financial instruments	18	-	-	606	606	-	-	2,635	2,635
Investments in equity securities	13	-	260	-	260	-	217	-	217
		3,275	260	606	4,141	3,883	217	2,635	6,735
Total of financial assets		41,571	260	12,567	54,398	26,062	217	22,764	49,043

Financial liabilities
Current
Suppliers and contractors	12	26,513	-	-	26,513	25,523	-	-	25,523
Derivative financial instruments	18	-	-	753	753	-	-	172	172
Loans and borrowings	21	5,061	-	-	5,061	3,986	-	-	3,986
Leases	22	985	-	-	985	954	-	-	954
Liabilities related to the concession grant	13(a)	3,783	-	-	3,783	2,861	-	-	2,861
Other financial liabilities - Related parties	29	800	-	-	800	1,404	-	-	1,404
Advances and other financial obligations	13	2,770	-	-	2,770	3,676	-	-	3,676
		39,912	-	753	40,665	38,404	-	172	38,576
Non-current
Derivative financial instruments	18	-	-	584	584	-	-	463	463
Loans and borrowings	21	71,488	-	-	71,488	56,389	-	-	56,389
Leases	22	6,577	-	-	6,577	6,075	-	-	6,075
Participative shareholders' debentures	20	-	-	13,622	13,622	-	-	13,912	13,912
Liabilities related to the concession grant	13(a)	14,178	-	-	14,178	15,868	-	-	15,868
Other financial obligations	13	-	-	1	1	-	-	1	1
		92,243	-	14,207	106,450	78,332	-	14,376	92,708
Total of financial liabilities		132,155	-	14,960	147,115	116,736	-	14,548	131,284

b) Hierarchy of fair value

			Consolidated
			June 30, 2024			December 31, 2023
	Notes	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments	21	338	-	-	338	250	-	-	250
Derivative financial instruments	18	-	1,542	-	1,542	-	3,946	-	3,946
Accounts receivable	10	-	10,687	-	10,687	-	18,568	-	18,568
Investments in equity securities	13	-	260	-	260	-	217	-	217
		338	12,489	-	12,827	250	22,731	-	22,981

Financial liabilities
Derivative financial instruments	18	-	1,337	-	1,337	-	635	-	635
Participative shareholders' debentures	20	-	13,622	-	13,622	-	13,912	-	13,912
Other financial obligations	13	-	1	-	1	-	1	-	1
		-	14,960	-	14,960	-	14,548	-	14,548

There were no transfers between levels 1, 2 and 3 of the fair value hierarchy during the period presented.

36

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

c) Fair value of loans and borrowings

	Consolidated
	June 30, 2024		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Quoted in the secondary market:
Bonds	45,878	45,733	35,112	35,845
Debentures	649	649	1,070	1,032
Debt contracts in Brazil in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	1,092	1,092	1,211	1,211
Basket of currencies and bonds in US$ indexed to SOFR	850	903	740	816
Debt contracts in the international market in:
US$, with variable and fixed interest	27,661	29,440	21,808	23,962
Other currencies, with variable interest	50	47	43	43
Other currencies, with fixed interest	369	380	391	410
Total	76,549	78,244	60,375	63,319

20. Participative shareholders’ debentures

	Financial result
	Average price (R$)		Three-month period ended June 30,		Six-month period ended June 30,		Liabilities
	2024	2023	2024	2023	2024	2023	June 30, 2024	December 31, 2023
Participative shareholders’ debentures	35.06	31.35	(1,254)	1,621	(437)	1,373	13,622	13,912

On April 1st, 2024, the Company made available for withdrawal as remuneration the amount of R$766 (US$149 million) for the second semester of 2023 (2023: R$637 (US$127 million) for the second semester of 2022).

21. Loans, borrowings, cash and cash equivalents and short-term investments

a) Net debt

The Company monitors the net debt with the objective of ensuring the continuity of its business in the long term.

		Consolidated
	Note	June 30, 2024	December 31, 2023
Loans and borrowings		76,549	60,375
Leases	22(b)	7,562	7,029
Gross debt		84,111	67,404

(-) Cash and cash equivalents		36,018	17,474
(-) Short-term investments (i)		338	250
(-) Cash and cash equivalents of PTVI	15(a)	-	3,401
Net debt		47,755	46,279

(i) Substantially comprises investments in an exclusive investment fund, which portfolio is made by committed transactions and Selic Treasury Notes (“LFTs”), which are floating-rate securities issued by the Brazilian government.

b)    Cash and cash equivalents

	Consolidated
	June 30, 2024	December 31, 2023
R$	9,034	4,612
US$	25,683	12,182
Other currencies	1,301	680
Total	36,018	17,474

37

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated
c)	Loans and borrowings

i)	Outstanding balance of loans and borrowings by type and currency

		Consolidated
		Current liabilities		Non-current liabilities
	Average interest rate (i)	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Quoted in the secondary market:
US$ Bonds (ii)	6.08%	-	-	45,344	34,649
R$, Debentures	8.74%	191	463	451	573
Debt contracts in Brazil in (iii):
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	10.18%	232	239	856	968
Basket of currencies and bonds in US$ indexed to SOFR	6.89%	-	-	834	726
Debt contracts in the international market in:
US$, with variable and fixed interest	6.04%	3,586	2,416	23,653	19,104
Other currencies, with variable interest	4.23%	-	-	50	44
Other currencies, with fixed interest	4.11%	66	59	300	325
Accrued charges		986	809	-	-
Total		5,061	3,986	71,488	56,389

		Parent Company
		Current liabilities		Non-current liabilities
	Average interest rate (i)	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Quoted in the secondary market:
US$,Bonds	5.66%	-	-	2,731	2,378
R$, Debentures	8.74%	190	463	452	573
Debt contracts in Brazil in (iii):
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	10.18%	239	239	848	968
Basket of currencies and bonds in US$ indexed to SOFR	6.89%	-	-	834	726
Debt contracts in the international market in:
US$, with variable interest	6.35%	584	2,421	11,284	8,327
Other currencies, with variable interest	4.23%		-	50	44
Accrued charges		285	251	-	-
Total		1,298	3,374	16,199	13,016

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable as of June 30, 2024.

(ii) In June 2024, the Company issued bonds of US$1 billion with a coupon of 6.45% per year, payable semi-annually, and maturing in 2054.

(iii) The Company entered into derivatives to mitigate the exposure to cash flow variations of all floating rate debt contracted in Brazil, resulting in an average cost of 3.22% per year in US$.

The reconciliation of loans and financing with cash flows arising from financing activities is presented in note 9(C).

ii) Future flows of principal and interest of loans and borrowings payments

	Consolidated		Parent Company
	Principal	Estimated future interest payments (i)	Principal	Estimated future interest payments (i)
2024	979	2,351	475	574
2025	4,957	4,806	721	1,126
2026	3,113	4,510	425	1,091
2027	9,388	3,967	4,172	930
Between 2028 and 2030	18,489	10,036	4,469	1,745
2031 onwards	38,637	20,812	6,950	2,915
Total	75,563	46,482	17,212	8,381

(i) Based on interest rate curves and foreign exchange rates applicable as of June 30, 2024 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the annual financial statements.

38

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Covenants

Some of the Company’s loans and borrowings agreements with lenders contain financial covenants. The primary financial covenants in those agreements require maintaining certain ratios, such as leverage ratio and interest coverage. The Company did not identify any instances of noncompliance as of June 30, 2024.

22. Leases

a) Right of use

					Consolidated
	December 31, 2023	Additions and contract modifications	Depreciation	Translation adjustment	June 30, 2024
Ports	3,040	-	(135)	397	3,302
Vessels	2,008	(2)	(109)	284	2,181
Pelletizing plants	933	-	(128)	-	805
Properties	388	(7)	(59)	16	338
Energy plants	165	-	(14)	17	168
Mining equipment	45	(18)	(9)	-	18
Total	6,579	(27)	(454)	714	6,812

b) Leases liabilities

	Consolidated
	December 31, 2023	Additions and contract modifications	Payments (i)	Interest	Translation adjustment	June 30, 2024
Ports	3,303	-	(181)	58	478	3,658
Vessels	1,922	(2)	(160)	37	266	2,063
Pelletizing plants	1,002	-	(22)	26	-	1,006
Properties	491	(7)	(52)	8	77	517
Energy plants	239	-	(10)	5	28	262
Mining equipment	72	(18)	(5)	7	-	56
Total	7,029	(27)	(430)	141	849	7,562
Current liabilities	954					985
Non-current liabilities	6,075					6,577
Total	7,029					7,562

(i) The total amount of the variable lease payments not included in the measurement of lease liabilities was R$598 (US$117 million) recorded in the income statement in the six-month period ended June 30, 2024 (2023: R$376 (US$74 million)).

Annual minimum payments and remaining lease term

The following table presents the undiscounted lease obligation by maturity date. The lease liability recognized in the statement of financial position is measured at the present value of such obligations.

Consolidated
	2024	2025	2026	2027	2028 onwards	Total	Remaining term (years)	Discount rate
Ports	186	367	301	241	3,856	4,951	2 to 19	4% to 5%
Vessels	276	242	83	83	472	1,156	1 to 9	3% to 4%
Pelletizing plants	167	326	299	292	1,330	2,414	1 to 9	2% to 6%
Properties	83	95	84	73	199	534	1 to 10	2% to 7%
Energy plants	25	50	34	29	220	358	2 to 6	5% to 6%
Mining equipment	24	30	20	3	2	79	1 to 4	3% to 6%
Total	761	1,110	821	721	6,079	9,492

39

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

23. Brumadinho dam failure

In January 2019, a tailings dam (“Dam I”) experienced a failure at the Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais, Brazil. The failure released a flow of tailings debris, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The tailings released have caused an impact of around 315 km in extension, reaching the nearby Paraopeba River. The dam failure in Brumadinho (“event”) resulted in 270 fatalities or presumed fatalities and caused extensive property and environmental damage in the region.

As a result of the dam failure, the Company recognized provisions to meet its assumed obligations, including indemnification to those affected by the event, remediation of the impacted areas and compensation to the society. Changes in the provisions are shown below:

	Consolidated
	December 31, 2023	Revision to estimates	Monetary and present value adjustments	Disbursements	June 30, 2024
Integral Reparation Agreement
Payment obligations	2,720	(43)	146	(512)	2,311
Provision for socio-economic reparation and others	2,867	(54)	191	(466)	2,538
Provision for social and environmental reparation	4,080	(163)	137	(278)	3,776
	9,667	(260)	474	(1,256)	8,625
Other obligations
Tailings containment, geotechnical safety and environmental reparation	3,311	(66)	144	(350)	3,039
Individual indemnification	403	(3)	27	(220)	207
Other	1,433	216	99	(213)	1,535
	5,147	147	270	(783)	4,781

Liability	14,814	(113)	744	(2,039)	13,406

The cash flow for obligations are estimated for an average period ranging from 5 to 7 years and were discounted to the present value at an annual rate in real terms, which increased from 5.31% on December 31, 2023, to 6.50% on June 30, 2024.

In addition, the Company has incurred expenses, which have been recognized straight to the income statement as “Other operating revenues (expenses), net” (note 5c), in relation to tailings management, communication, humanitarian assistance, payroll, legal services, water supply, among others. The Company incurred expenses in the amount of R$470 (US$89 million) and R$1,013 (US$199 million) for the three and six-month period ended June 30, 2024, respectively (2023: R$649 (US$131 million) and R$1,228 (US$242 million), respectively).

Judicial Settlement for Integral Reparation

The Settlement for Integral Reparation includes: (i) payment obligations, of which the funds will be used directly by the State of Minas Gerais and Institutions of Justice for socio-economic and socio-environmental compensation projects; (ii) socioeconomic projects in Brumadinho and other municipalities; and (iii) compensation of the environmental damage caused by the dam failure. These obligations are projected for an average period of 6 years.

For the obligations of (i) and (ii), the agreement specifies an amount for each project and changes in the original budget and deadlines may have an impact in the provision. In addition, the execution of the environmental recovery actions has no cap limit despite having been estimated in the Settlement for Integral Reparation due to the Company's legal obligation to fully repair the environmental damage caused by the dam failure. The expenses related to these obligations are deducted from the income tax calculation, in accordance with the Brazilian tax regulation, which is subject to periodic inspection by the competent authorities. Therefore, although Vale is monitoring this provision, the amount recorded could materially change depending on several factors that are not under the Company’s control.

Other obligations

The Company is also working to ensure geotechnical safety of the remaining structures at the Córrego do Feijão mine, in Brumadinho, and the removal and proper disposal of the tailings of Dam I, including dredging part of the released material and de-sanding from the channel of the river Paraopeba.

40

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

For the individual indemnification, Vale and the Public Defendants of the State of Minas Gerais formalized an agreement on April 5, 2019, under which those affected by the Brumadinho’s dam failure may join an individual or family group out-of Court settlement agreements for the indemnification of material, economic and moral damages. This agreement establishes the basis for a wide range of indemnification payments, which were defined according to the best practices and case law of Brazilian Courts, following rules and principles of the United Nations.

a) Contingent liabilities

Public civil actions brought by the State of Minas Gerais and state public prosecutors for damages resulting from the failure of Dam I

The Company is party to public civil actions brought by the State of Minas Gerais and justice institutions, claiming compensation for socioeconomic and socio-environmental damages resulting from the dam failure and seeking a broad range of decisions ordering Vale to execute specific remediation and reparation actions. As a result of the Judicial Settlement for Integral Reparation, settled in February 2021, the requests for the reparation of socio-environmental and socioeconomic damages caused by the dam failure were substantially resolved. The individual damages were excluded from the Judicial Settlement for Integral Reparation, and the Term of Commitment signed with the Public Defendants of the State of Minas Gerais was ratified, whose parameters are utilized as a basis for the settlement of individual agreements. The phase of sentence liquidation was instituted in the aforementioned public civil actions for the quantification of the alleged remaining individual damages, with Vale having filed an instrument appeal against this decision, still pending judgment. The likelihood of a financial loss to the Company is classified as possible and it is not yet possible to reliably estimate the amount of a potential loss to Vale.

Public civil action and investigation under the Brazilian Anticorruption Law

In October 2020, the Brazilian Office of the Comptroller General (“CGU”) notified the Company about an administrative proceeding prosecution based on the same allegations mentioned above under the Brazilian Law 12,846/2013 in connection with inspection and monitoring activities related to the Brumadinho dam. In August 2022, the CGU understood that Vale has failed to present reliable information to the Brazilian National Mining Agency (“ANM”), as once a positive stability condition statement (“DCE”) was issued for the Dam I, where it should be negative in the view of the CGU. Thus, even recognizing the non-existence of corruption acts or practices, the CGU fined Vale R$86 (US$15 million), which is the minimum amount established by law, i.e., the CGU recognizes the non-involvement or tolerance of the Company’s top management.

In September 2023, CGU denied the request for reconsideration filed by the Company and, therefore, Vale paid the fine of R$86 (US$15 million) in 2023. Vale disagrees with the decision and is adopting the appropriate legal measures.

Class action in the United States

Vale is defending itself against a class action brought before a Federal Court in New York and filed by holders of securities - American Depositary Receipts ("ADRs") - issued by Vale. In May 2020, the Court issued a decision that denied the Motion to Dismiss presented by the Company. The Discovery phase was concluded in November 2023. Upon the filing of a pre-motion letter for the Motion for Summary Judgment presented in January 2024 by the parties, the Court should decide whether the Parties may file their motion for summary judgment.

On November 24, 2021, a new complaint was filed before the same Court by eight Plaintiffs, all investment funds, as an “opt-out” litigation from the class action already pending in the Eastern District of New York court, asserting virtually the same allegations in the main class action. A decision from the Court is pending on the Motion to Dismiss presented by the Company.

The likelihood of loss of these proceedings is considered possible. However, considering the current phase of these lawsuits, it is not yet possible to reliably estimate the amount of a potential loss. The amount of damages sought in these claims is unspecified.

41

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Criminal proceedings and investigations

In January 2020, the State Prosecutors of Minas Gerais (“MPMG”) filed criminal charges against 16 individuals (including former executive officers of Vale and former employees) for a number of potential crimes, including homicide, and against Vale S.A. for alleged environmental crimes.

In November 2021, the Brazilian Federal Police concluded the investigation on potential criminal responsibility related with the Brumadinho dam failure and the final report sent to the Federal Public Prosecutors (“MPF”).

In January 2023, after the Federal Supreme Court recognized the competence of the Federal Court to judge the cause, the MPF ratified the complaint authored by the MPMG, previously offered in 2020 to the Justice of Brumadinho, and the rectification was received by the Federal Court. Parallel to the criminal action, the MPF and the Brazilian Federal Police continue to conduct a separate investigation into the causes of the dam failure in Brumadinho, which may result in new criminal proceedings. Currently, the process is suspended, due to a judicial decision. It is not possible to estimate when a final decision will be issued by the Federal Court. The likelihood of a financial loss to the Company is classified as possible and it is not yet possible to reliably estimate the amount of a potential loss to Vale.

Public civil actions brought by labor unions

In 2021, public civil actions were filed with Labor Court of Betim in the State of Minas Gerais, by a workers' unions claiming the compensation for death damages to own and outsourced employees, who died as a result of the failure of Dam I. Initial decisions sentenced Vale to pay US$180 thousand (R$1 million) per fatality. In June 2023, the Superior Labor Court ruled on the lawsuit filed by workers’ union, sustaining the initial decision that condemned Vale. The Company is defending itself in the lawsuits and considers that the likelihood of loss is possible.

Securities and Exchange Commission (“SEC”) and investigations conducted by the CVM

On April 28, 2022, the SEC filed a lawsuit against Vale in the U.S. District Court for the Eastern District of New York, alleging that certain Vale’s disclosures related to dam safety management prior to the dam failure in Brumadinho violated U.S. securities laws. On March 28, 2023, Vale reached a settlement with the SEC to fully resolve this litigation. Under the agreement, without admitting or denying the settled claims, Vale paid R$285 (US$56 million) during the year ended December 31, 2023. The settlement resolves the litigation without judgment on the claims based upon intentional or reckless fraud. In April 2023, the settlement was approved and granted by the Court.

CVM is also conducting investigations relating to Vale's disclosure of relevant information to shareholders, investors and the market in general, especially regarding the conditions and management of Vale's dams. The likelihood of loss of this proceeding is classified as possible and it is not yet possible to reliably estimate the amount of a potential loss to the Company.

Arbitration proceedings in Brazil filed by shareholders, a class association and foreign investment funds

In Brazil, Vale is named as a defendant in (i) one arbitration filed by 385 minority shareholders, (ii) two arbitrations filed by a class association allegedly representing all Vale’s noncontrolling shareholders, and (iii) three arbitrations filed by foreign investment funds.

In the six proceedings, the claimants argue that Vale was aware of the risks associated with the dam and failed to disclose it to its shareholders. Based on such argument, they claim compensation for losses caused by the decrease in share price. The expectation of loss is classified as possible for the six procedures and, considering the initial phase, it is not possible at this time to reliably estimate the amount of a possible loss.

In one of the proceedings filed by foreign funds, the Claimants initially estimated the amount of the alleged losses would be approximately R$1,800 (US$324 million). In another proceeding filed by foreign funds, the Claimants initially estimated the amount of the alleged losses would be approximately R$3,900 (US$702 million). In the procedure presented by minority shareholders, the applicants estimated the alleged losses at approximately R$3,000 (US$540 million), which could be increased later, as alleged by the applicants.

42

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

The Company disagrees with the ongoing proceedings and understands that, in this case and at the current stage of the proceedings, the probability of loss in the amount claimed by the foreign funds is remote.

Other proceedings

Vale is defendant in a number of investigations and proceedings brought by individuals, business entities, investors, associations, unions, legislative bodies, non-governmental organizations and other entities seeking remediation and compensation for environmental, property and personal damages resulting from the Brumadinho dam failure, including alleged violations of securities laws. The potential loss was R$607 (US$109 million) as of June 30, 2024 (December 31, 2023: R$457 (US$94 million)) and the likelihood of a potential loss to the Company is classified as possible.

43

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

d) Insurance

The Company is negotiating with insurance companies the payment of indemnification under its civil liability and Directors and Officers Liability Insurance. In six-month period ended June 30, 2024, the Company received R$39 (US$8 million) (2023: R$55 (US$11 million)) from insurers which was recorded in income statement as “Other operating revenues (expenses), net” (note 5c).

24. Liabilities related to associates and joint ventures

In November 2015, the Fundão tailings dam owned by Samarco Mineração S.A. (“Samarco”) experienced a failure, flooding certain communities and impacting communities and the environment along the Doce River. The dam failure resulted in 19 fatalities and caused property and environmental damage to the affected areas. Samarco is a joint venture equally owned by Vale S.A. and BHP Billiton Brasil Ltda. (‘‘BHPB’’).

In 2016, Vale, Samarco and BHPB, entered into a Framework Agreement with the Federal Government of Brazil, the states of Espírito Santo and Minas Gerais and certain other public authorities to establish the Renova Foundation that is developing and executing environmental and socio-economic programs to remediate and provide compensation for damage caused by the Samarco dam failure.

In June 2018, Samarco, Vale and BHPB entered into a comprehensive agreement with the offices of the federal and state (Minas Gerais and Espírito Santo) prosecutors, public defenders and attorney general, among other parties (“TacGov Agreement”), improving the governance mechanism of Renova Foundation and establishing, among other things, a process for potential revisions to the remediation programs under the Framework Agreement.

These agreements aim to remediate and provide compensation for damage caused, of which Samarco has primary responsibility for funding the obligations, and Vale and BHPB have secondary funding obligations under the Framework Agreement in proportion to their 50 per cent shareholding in Samarco.

a) Provision related to the Samarco dam failure

The changes on the provision are presented below:

Total
Balance as of December 31, 2023	21,431
Revision to estimates	(289)
Monetary and present value adjustments	440
Disbursements	(976)
Balance as of June 30, 2024	20,606

The cash outflows to meet the obligations are discounted to present value at an annual rate in real terms, which increased from 5.22% on December 31, 2023, to 6.44% on June 30, 2024.

b) Contingent liabilities

Public Civil Action filed by the Federal Government and others and public civil action filed by the Federal Public Ministry ("MPF")

Vale is a defendant in several legal proceedings brought by governmental authorities and civil associations claiming recover socioenvironmental and socioeconomic damages and a number of specific remediation measures as a result of the Samarco’s Fundão dam failure, including a claim brought by the Federal Public Prosecution Office in 2016 seeking several measures that amount to R$155 billion (US$28 billion), subject to interest and monetary adjustments, which the effect for Vale would be 50% of this amount.

This Public Civil Action was suspended as a result of the ratification of TacGov agreement. However, as pre-requisites established in the TacGov Agreement, for renegotiation of the Framework Agreement were not implemented during the established period, in 2020, the Brazilian Federal and State prosecutors and public defenders filed a request for the immediate resumption of this claim.

44

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Therefore, Vale, Samarco, BHPB and Federal and State prosecutors have been engaging in negotiations to seek a definitive settlement of the obligations under the Framework Agreement and the R$155 billion (US$28 billion) Federal Public Prosecution Office claim.

The goal in signing a potential settlement agreement is to provide a stable framework for the execution of reparation and compensation measures related to the Samarco dam rupture, it also aims to settle all lawsuits brought by the public authorities involved.

Judicial decision requesting cash deposits and increase on the territories affected by the collapse

In March 2023, as part of a proceeding related to a potential increase on the number of territories recognized as affected by the collapse of Samarco’s Fundão dam and covered by the TTAC, a Federal Court issued a decision ordering Vale and BHP Brasil to make judicial deposits in the total amount of R$10.3 billion (US$1.9 billion), in ten installments, which the effect for Vale would be 50% of this amount. On April 28, 2023, the Federal Court granted the companies' request for a suspensive effect on the decision that determined this deposit.

In August 2023, the judge issued a judicial decision recognizing the existence of new territories impacted by the collapse of the Fundão dam. The Company is adopting the appropriate legal measures and believes its provisions are sufficient to comply with the TTAC obligations.

Judicial decision on collective moral damages

In January 2024, the 4th Federal Lower Civil Court of Belo Horizonte issued a judicial decision requiring the payment of collective moral damages in the amount of R$47.6 billion (US$8.6 billion) (the effect for Vale would be 50% of this amount), subject to monetary adjustments from the date of the decision and interests from November 2015.

In May 2024, the Court partially accepted Vale’s appeal, rectifying the value of the conviction to R$46.7 billion (US$8.4 billion) (the effect for Vale would be 50% of this amount), subject to monetary adjustments. Vale appealed for a review of the merits of the decision. In May 2024, a provisional sentence compliance was instituted by the Federal Union and the 4th Federal Court rejected the Union’s request. Subsequently, against the decision that rejected the provisional sentence compliance, the Union appealed, the judgment of which is pending.

The Company is defending itself and believes the likelihood of loss in relation of the merits of these proceedings is possible, however, the likelihood of loss in the alleged amount is assessed as remote.

Claims in the United Kingdom and the Netherlands

London Contribution claim - As a result of the rupture of Samarco’s Fundão dam failure, BHP Group Ltd (“BHP”) was named as defendant in group action claims for damages filed in the courts of England and Wales for various plaintiffs, between individuals, companies and municipalities from Brazil that were supposedly affected by the Samarco dam failure (the “UK Claim”).

In December 2022, BHP filed a “Contribution Claim” against Vale, requesting the Company to share the indemnification established in the UK Claim. Both the Contribution Claim and the UK Claim are still ongoing, and there has not been any decision on their merits.

The proceedings against BHP are still progressing in London and the first phase of the trial is expected to begin of the last quarter of 2024. It is not yet possible to reliably estimate the amount of a potential loss to Vale.

Netherlands proceeding - In March 2024, a court in Amsterdam granted a preliminary injunction freezing the shares in Vale Holdings B.V., a wholly owned subsidiary incorporated in the Netherlands, and the economic rights attached to those shares, in guarantee of an amount of approximately R$5,478 (EUR920 million). The freezing orders were issued in anticipation of a legal action to be brought against Vale by certain Brazilian municipalities and an organization that represents individuals and small businesses that claim to have been affected by the collapse of Samarco’s Fundão dam in 2015.

In addition, in May and June 2024, three rogatory letters were fulfilled in Brazil, sent by the Amsterdam court, so that Vale could be notified about the filing of the lawsuit and the seizure orders. In the records of these rogatory letters, Vale has already anticipated its understanding about the lack of jurisdiction of the Dutch Justice to analyze the claims of the initial petition.

45

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

The first court event for Vale in the Dutch court is expected to take place in the first quarter of 2025. The Company is adopting the appropriate legal measures and believes its provisions are sufficient to comply with its obligations.

Agreement on claims in the United Kingdom and the Netherlands - In July 2024 (subsequent event), Vale and BHP have entered into a confidential agreement without any admission of liability pursuant to Vale and BHP will share equally any potential payment obligations arising from the UK and Dutch Claims, described above. As part of the agreement, the contribution claim brought by BHP against Vale in connection with the UK Claims will be withdrawn.

Criminal proceedings

In September 2019, the court has dismissed part of the criminal charges but accepted charges of environmental crimes against Vale and one of its employees relating to an alleged omission in the provision of relevant information of environmental interest for public authorities. The Company cannot estimate when a final decision on the case will be issued. The likelihood of a financial loss to the Company is classified as possible and it is not yet possible to reliably estimate the amount of a potential loss to Vale.

Tax proceeding

In September 2018, the federal tax authorities filed a request before a federal court in Belo Horizonte for an order to Vale’s assets to secure the payment of Samarco’s federal tax and social security debts, in the amount of approximately R$11 billion (US$2.0 billion) (as of June 2018). In May 2019, a favorable decision was issued dismissing the claim without prejudice, due to lack of procedural interest. The General Attorney for the National Treasury (Procuradoria Geral da Fazenda Nacional - “PGFN”) filed an appeal to the local court, and a decision is pending. The likelihood of a financial loss to the Company is classified as possible and it is not yet possible to reliably estimate the amount of a potential loss to Vale.

Other proceedings

Vale is defendant in several private actions, before different state and federal courts in the states of Minas Gerais and Espírito Santo, brought by individuals and other entities seeking remediation and compensation for environmental, property and personal damages resulting from the Samarco dam failure. The potential loss was R$38 (US$6 million) as of June 30, 2024 (2023: R$55 (US$11 million)) and the likelihood of a potential loss to the Company is classified as possible.

c) Judicial reorganization of Samarco

In April 2021, Samarco filed for Judicial Reorganization (“JR”) with the Courts of Minas Gerais to renegotiate its debt, which was held by bondholders abroad. The purpose of JR is to restructure Samarco’s debts and establish an independent and sustainable financial position, allowing Samarco to keep working to resume its operations safely and to fulfill its obligations related to the Renova Foundation.

In May 2023, Vale S.A. entered into a binding agreement jointly with BHPB, Samarco and certain creditors which hold together more than 50% of Samarco's debt, setting the parameters of Samarco’s debt restructuring to be implemented through a consensual restructuring plan, which was approved by the creditors, submitted to the JR Court in July 2023, and confirmed by the judge in September 2023.

In December 2023, Samarco’s existing R$24 billion (US$4.8 billion) of financial debt held by creditors was exchanged for approximately R$19 billion (US$3.9 billion) of long-term unsecured debt, bearing interest from 2023 to 2031.

After the execution of the plan, Samarco has a lean capital structure, in line with its operational ramp-up and cash flow generation. The plan considers the fund of the reparation and compensation programs capped at R$5 billion (US$1 billion) from 2024 to 2030 and additional contributions after that period due to the Samarco’s projected cash flows generation.

d) Tax consequences for Vale arising from the consensual restructuring plan of Samarco

The plan provides that additional cash demands from Renova Foundation will be made through capital contributions to Samarco. The contributions have been carried out directly by Vale and BHPB to the Renova Foundation on behalf of Samarco and, therefore,

46

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

they were deemed tax deductible as incurred, according to the Brazilian tax regulation. Therefore, due to the change in the mechanism to fund Renova, Vale will no longer be allowed to deduct future payments from its income tax computation as they are not tax deductible in Brazil. Thus, the deferred income tax asset over the provision in the amount of R$5,468 (US$1,078 million) was reversed in full, with the corresponding impact in the income statement for the six-month period ended June 30, 2023, recorded as “Income taxes” (note 7a).

25. Provision for de-characterization of dam structures and asset retirement obligations

The Company is subject to local laws and regulations, that requires the decommissioning of the assets that Vale operates at the end of their useful lives, therefore, expenses for demobilization occur predominantly after the end of operational activities. These obligations are regulated in Brazil by the ANM at the federal level and by environmental agencies at the state level. Among the requirements, the decommissioning plans must consider the physical, chemical and biological stability of the areas and post-closure actions for the period necessary to verify the effectiveness of the decommissioning. These obligations are accrued and are subject to critical estimates and assumptions applied to the measurement of costs by the Company. Depending on the geotechnical characteristics of the structures, the Company is required to de-characterize the structures, as shown in item a) below.

Laws and regulations related to dam safety

In December 2023, the government of Minas Gerais published decree No. 48,747, which regulates the measurement and execution of environmental guarantees individually for each dam, based on the reservoir area, classification and purpose of the dam, and estimated de-characterization costs and should be kept throughout the useful life of the dam, from its startup phase until the de-characterization and socio-environmental recovery. The guarantee may be a cash deposit, bank deposit certificate, bank guarantee or insurance.

In June 2024, the government of Minas Gerais published decree No. 48,848, which amended Decree No. 48.747 and included property mortgage and property fiduciary lien as new modalities for environmental guarantees. The guarantees shall be presented up to 3 years, with half of the amount in 2024 and the remaining amount split between 2025 and 2026.

The value of the guarantees is estimated at R$1.8 billion (US$324 million), for which the Company intends to meet by providing property mortgage and property fiduciary lien, financial guarantees or insurance. Vale expects that the financial costs to be incurred will be immaterial.

a) De-characterization of upstream geotechnical structures

As a result of the Brumadinho dam failure (note 23) and, in compliance with laws and regulations, the Company has decided to speed up the plan to “de-characterize” of all its dams and dikes, located in Brazil. The Company also operates tailings dams in Canada, including upstream compacted dams. However, the Company decided that these dams will be decommissioned using other methods, thus, the provision to carry out the decommissioning of dams in Canada is recognized as “Obligations for decommissioning assets and environmental obligations”, as presented in item (b) below.

These structures are in different stages of maturity, some of them still in the conceptual engineering phase, for which the estimate of expenditures includes in its methodology a high degree of uncertainty in the definition of the total cost of the project in accordance with best market practices.

Changes in the provisions are as follows:

Total
Balance as of December 31, 2023	16,704
Revision to estimates	(683)
Disbursements	(1,275)
Monetary and present value adjustments	472
Balance as of June 30, 2024	15,218

The cash flow for de-characterization projects are estimated for a period up to 15 years and were discounted to present value at an annual rate in real terms, which increased from 5.41% to 6.45%.

Operational stoppage and idle capacity

The Company has suspended some operations due to judicial decisions or technical analysis performed by Vale on its geotechnical structures located in Brazil. The Company has been recording losses in relation to the operational stoppage and idle capacity of the Iron Ore Solutions segment in the amounts of R$184 (US$36 million) and R$399 (US$79 million) for the three and six-month period ended June 30, 2024, respectively (2023: R$248 (US$50 million) and R$630 (US$124 million), respectively). The Company is working on legal and technical measures to resume all operations.

47

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b) Asset retirement obligations and environmental obligations

	Consolidated		Parent Company		Discount rate		Cash flow maturity
	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Liability by geographical area
Brazil	10,637	11,683	9,296	10,187	6.41%	5.47%	2132	2132
Canada	8,499	7,710	-	-	1.47%	1.30%	2150	2150
Oman	879	766	-	-	3.46%	3.19%	2035	2035
Other regions	568	557	-	-	2.43%	2.04%	-	-
	20,583	20,716	9,296	10,187
Operating plants	15,933	16,046	6,770	7,508
Closed plants	4,650	4,670	2,526	2,679
	20,583	20,716	9,296	10,187

Provision changes during the period

	Consolidated
	Asset retirement obligations	Environmental obligations	Total
Balance as of December 31, 2023	18,298	2,418	20,716
Disbursements	(436)	(186)	(622)
Revision to estimates	(1,019)	99	(920)
Monetary and present value adjustments	330	63	393
Translation adjustment	974	42	1,016
Balance as of June 30, 2024	18,147	2,436	20,583

Financial guarantees

The Company has guarantees issued by financial institutions in the amount of R$4,566 (US$821 million) as of June 30, 2024 (December 31, 2023: R$4,408 (US$910 million)), in connection with the asset retirement obligations for its Energy Transition Metals operations.

26. Legal proceedings

The Company is a defendant in numerous legal actions in the ordinary course of business, including civil, tax, environmental and labor proceedings.

The Company makes use of estimates to recognize the amounts and the probability of outflow of resources, based on reports and technical assessments and on management’s assessment. Provisions are recognized for probable losses of which a reliable estimate can be made.

Arbitral, legal and administrative decisions against the Company, new jurisprudence and changes of existing evidence can result in changes regarding the probability of outflow of resources and on the estimated amounts, according to the assessment of the legal basis.

The lawsuits related to Brumadinho event (note 23) and the Samarco dam failure (note 24) are presented in its specific notes to these financial statements and, therefore, are not disclosed below.

48

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

a)        Provision for legal proceedings

	Consolidated
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance as of December 31, 2023	441	1,834	2,490	72	4,837
Additions and reversals, net	27	77	398	13	515
Payments	(9)	(303)	(271)	(1)	(584)
Indexation and interest	38	72	6	6	122
Balance as of June 30, 2024	497	1,680	2,623	90	4,890

Balance as of December 31, 2022	3,008	1,509	2,145	76	6,738
Additions and reversals, net	15	129	262	10	416
Payments	(16)	(112)	(195)	(14)	(337)
Indexation and interest	91	102	53	9	255
Balance as of June 30, 2023	3,098	1,628	2,265	81	7,072

The Company has considered all information available to assess the likelihood of an outflow of resources and in the preparation on the estimate of the costs that may be required to settle the obligations.

Tax litigations – The Company is party to several administrative and legal proceedings related mainly to the incidence of Brazilian federal contributions ("PIS" and "COFINS"), Value-added tax ("ICMS") and other taxes.

Civil litigations - Refers to lawsuits for: (i) indemnities for losses, payments and contractual fines due to contractual imbalance or non-compliance that are alleged by suppliers, and (ii) land claims referring to real estate Vale's operational activities.

Labor litigations - Refers to lawsuits for individual claims by in-house employees and service providers, primarily involving demands for additional compensation for overtime work, moral damages or health and safety conditions.

Environmental litigations - Refers mainly to proceedings for environmental damages and issues related to environmental licensing.

b)       Contingent liabilities

	Consolidated
	June 30, 2024	December 31, 2023
Tax litigations	35,282	35,023
Civil litigations	7,468	6,613
Labor litigations	1,632	1,829
Environmental litigations	7,033	6,394
Total	51,415	49,859

c) Judicial deposits

	Consolidated
	June 30, 2024	December 31, 2023
Tax litigations	2,070	5,451
Civil litigations	453	591
Labor litigations	678	718
Environmental litigations	51	57
Total	3,252	6,817

Tax litigations – In December 2023, a judicial decision was issued to the lawsuit filed by Valepar (merged by Vale) in 2011 seeking the right to exclude the amount of dividends received in the form of interest on capital (“JCP”) from the PIS and COFINS tax base. This proceeding is fully guaranteed by a judicial deposit. This judicial decision determined the conversion of the judicial deposit to the Government, resulting in the reclassification of the amount to payable taxes and the judicial deposit to current assets in the financial statements for the year ended December 31, 2023. In April 2024, the proceeding was settled with the judicial deposit.

49

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

d) Guarantees contracted for legal proceedings

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted R$14.8 billion (US$2.7 billion) (December 31, 2023: R$13,2 billion (US$2.7 billion)) in guarantees for its lawsuits, as an alternative to judicial deposits.

27. Employee benefits

				Consolidated
		Current liabilities		Non-current liabilities
	Notes	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Payroll, related charges and other remunerations		3,534	4,195	-	-
Share-based payments	27(a)	98	130	-	-
Employee post-retirement obligation	27(b)	390	340	6,787	6,688
		4,022	4,665	6,787	6,688

a) Share-based payments

For the long-term incentive programs, the Company compensation plans include Matching Program and Performance Share Unit program (“PSU”), with three-year-vesting cycles, respectively, with the aim of encouraging employee’s retention and encouraging their performance. The fair value of the programs is recognized on a straight-line basis over the three-year required service period, net of estimated losses.

Matching Program

The fair value of the Matching program was estimated using the Company's share price and ADR and the number of shares granted on the grant date. The information by valid programs during the six-month period ended June 30, 2024 is shown below

	2024 Program	2023 Program	2022 Program
Granted shares	2,244,659	1,330,503	1,437,588
Share price	60.05	81.82	95.87

Performance Shares Units (“PSU”)

The fair value of the PSU program was measured by estimating the performance factor using Monte Carlo simulations for the Return to Shareholders Indicator and health and safety and sustainability indicators. The assumptions used for the Monte Carlo simulations are shown in the table below by valid program during the six-month period ended June 30, 2024, as well as the result used to calculate the expected value of the total performance factor.

	2024 Program	2023 Program	2022 Program
Granted shares	1,873,175	1,177,755	1,709,955
Date shares were granted	April 29, 2024	January 2, 2023	January 3, 2022
Share price	63.90	88.88	78.00
Expected volatility	35.60%	48.33%	39.00%
Expected term (in years)	3	3	3
Expected shareholder return indicator	66.95%	72,42%	51,20%
Expected performance factor	83.47%	79.32%	53.08%

50

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b) Employee post-retirement obligation

Reconciliation of assets and liabilities recognized in the statement of financial position

				Consolidated
	June 30, 2024		December 31, 2023
	Overfunded pension plans	Underfunded pension plans and other benefits	Overfunded pension plans	Underfunded pension plans and other benefits
Movements of assets ceiling
Balance at beginning of the period	5,194	-	5,816	-
Interest income	199	-	515	7
Changes on asset ceiling	(657)	-	(962)	(138)
Translation adjustment	130	-	(46)	2
Transfer	-	-	(129)	129
Balance at end of the period	4,866	-	5,194	-

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(23,947)	(8,963)	(21,870)	(10,978)
Fair value of assets	29,148	1,786	27,387	3,950
Effect of the asset ceiling	(4,866)	-	(5,194)	-
Assets (liabilities)	335	(7,177)	323	(7,028)

Current liabilities	-	(390)	-	(340)
Non-current assets (liabilities) (i)	335	(6,787)	323	(6,688)
Assets (liabilities)	335	(7,177)	323	(7,028)

(i) Overfunded pension plans assets are recorded as “Other non-current assets” in the balance sheet.

28. Equity

a)       Share capital

As of June 30, 2024, the share capital was R$77,300 (US$61,614 million) corresponding to 4,539,007,580 shares issued and fully paid without par value. The Board of Directors may, regardless of changes to by-laws, approve the issue and cancelation of common shares, including the capitalization of profits and reserves to the extent authorized.

	June 30, 2024
Shareholders	Common shares	Golden shares	Total
Previ (i)	397,799,856	-	397,799,856
Mitsui&co (i)	286,347,055	-	286,347,055
Blackrock, Inc (ii)	289,063,618	-	289,063,618
Total shareholders with more than 5% of capital	973,210,529	-	973,210,529
Free floating	3,297,692,482	-	3,297,692,482
Golden shares	-	12	12
Total outstanding (without shares in treasury)	4,270,903,011	12	4,270,903,023
Shares in treasury	268,104,557	-	268,104,557
Total capital	4,539,007,568	12	4,539,007,580

(i) Number of shares owned by shareholders, as per statement provided by the custodian, based on shares listed at B3.

(ii) Number of shares as reported in BlackRock, Inc.’s Schedule 13G/A, filed with the SEC.

51

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b) Cancelation of treasury shares

During the six-month period ended June 30, 2023, the Board of Directors approved cancelations of common shares issued by the Company, acquired and held in treasury, without reducing the value of its share capital. The effects were transferred to shareholders' equity as “Treasury shares canceled”, between “Profit reserves” and “Treasury shares”. There were no share cancellations during the six-month period ended June 30, 2024.

	Number of canceled shares	Carrying amount

Cancellation approved on March 2, 2023	239,881,683	21,397
Six-month period ended June 30, 2023	239,881,683	21,397

c)	Share buyback program

	Total of shares repurchased		Effect on cash flows
	Six-month period ended June 30,
	2024	2023	2024	2023
Shares buyback program up to 150,000,000 shares (i)
Acquired by Parent	17,413,659	-	1,154	-
Acquired by wholly owned subsidiaries	11,645,514	-	788	-
Total	29,059,173	-	1,942	-

Shares buyback program up to 500,000,000 shares (ii)
Acquired by Parent	-	73,179,052	-	5,563
Acquired by wholly owned subsidiaries	-	67,979,481	-	5,151
Total	-	141,158,533	-	10,714
Shares buyback program	29,059,173	141,158,533	1,942	10,714

(i) On October 26, 2023 a new share buyback program limited to a maximum of 150,000,000 common shares and their respective ADRs, over the next 18 months started from the end of the program previously on going.

(i) On April 27, 2022, the Board of Directors approved the common shares buyback program, limited to a maximum of 500,000,000 common shares or their respective ADRs, with a term of 18 months. This program was concluded in 2023.

d) Remuneration approved

The Company's By-laws determines as its minimum mandatory remuneration to Vale shareholders an amount equal to 25% of the net income, after appropriations to legal and tax incentive reserves. The remuneration approved as interest on capital (“JCP”) is gross up with the income tax applicable to Vale’s shareholders. The remuneration to Vale’s shareholders was based on the following resolutions:

•	On July 25, 2024 (subsequent event), the Board of Directors approved interest on capital to its shareholders in the total amount of R$8,940 (US$1,608 million), which will be paid in September 2024 as an anticipation of the remuneration for the year ended December 31, 2024.

•	On February 22, 2024, the Board of Directors approved dividends to its shareholders in the total amount of R$11,722 (US$2,364 million). This remuneration was fully paid in March 2024.

•	On February 16, 2023, the Board of Directors approved the shareholder’s remuneration of R$8,130 (US$1,569 million), of which R$5,865 (US$1,132 million) is part of the minimum mandatory remuneration for the year ended December 31, 2022 and R$2,265 (US$437 million) as an additional remuneration. This remuneration was fully paid in March 2023.

52

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

29. Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, shareholders and its related entities and key management personnel of the Company.

Related party transactions were made by the Company on terms equivalent to those that prevail in arm´s-length transactions, with respect to price and market conditions that are no less favorable to the Company than those arranged with third parties.

Net operating revenue relates to sale of iron ore to the steelmakers and right to use capacity on railroads. Cost and operating expenses mostly relates to the variable lease payments of the pelletizing plants.

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

a)       Transactions with related parties

	Consolidated
	Three-month period ended June 30,
	2024			2023
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Joint Ventures
Aliança Geração de Energia S.A.	-	(127)	-	-	(132)	-
Pelletizing companies (i)	-	(390)	(39)	-	(220)	(54)
MRS Logística S.A.	-	(658)	-	-	(563)	-
Norte Energia S.A.	-	(80)	-	-	(162)	-
Other	40	79	-	54	(14)	1
	40	(1,176)	(39)	54	(1,091)	(53)

Associates
VLI	567	(24)	(3)	374	(22)	(3)
Other	-	(2)	-	-	(1)	-
	567	(26)	(3)	374	(23)	(3)

Shareholders
Cosan		(8)		-	-	-
Bradesco	-	-	(994)	-	-	977
Mitsui	291	-	-	418	-	-
Banco do Brasil	-	-	4	-	-	1
	291	(8)	(990)	418	-	978
Total	898	(1,210)	(1,032)	846	(1,114)	922

	Consolidated
	Six-month period ended June 30,
	2024			2023
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Joint Ventures
Companhia Siderúrgica do Pecém	-	-	-	484	-	-
Aliança Geração de Energia S.A.	-	(261)	-	-	(266)
Pelletizing companies (i)	-	(770)	(83)	-	(445)	(127)
MRS Logística S.A.	-	(1,104)	-	-	(896)
Norte Energia S.A.	-	(156)	-	-	(304)
Other	85	(26)	(15)	79	(27)
	85	(2,317)	(98)	563	(1,938)	(127)
Associates
VLI	976	(52)	(6)	732	(56)	(6)
Other	-	(5)	15	-	(2)	1
	976	(57)	9	732	(58)	(5)
Shareholders
Cosan	1	(14)	-	-	-	-
Bradesco	-	-	(1,189)	-	-	1,352
Mitsui	595	-	-	652	-	-
Banco do Brasil	-	-	4	-	-	1
	596	(14)	(1,185)	652	-	1,353
Total	1,657	(2,388)	(1,274)	1,947	(1,996)	1,221

53

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Parent Company
	Three-month period ended June 30,
	2024			2023
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Subsidiaries
Vale International	28,144	-	(440)	28,568	-	(2,749)
Other	58	(245)	(82)	70	(242)	(106)
	28,202	(245)	(522)	28,638	(242)	(2,855)
Joint Ventures
Aliança Geração de Energia S.A.	-	(127)	-	-	(132)	-
Pelletizing companies (i)	-	(390)	(10)	-	(220)	(11)
MRS Logística S.A.	-	(658)	-	-	(563)	-
Norte Energia S.A.	-	(80)	-	-	(162)	-
Other	40	79	-	54	(14)	(1)
	40	(1,176)	(10)	54	(1,091)	(12)
Associates
VLI	567	(16)	(3)	374	(22)	(3)
	567	(16)	(3)	374	(22)	(3)
Shareholders
Cosan		(8)		-	-	-
Bradesco	-	-	(1,001)	-	-	974
Banco do Brasil	-	-	1	-	-	1
	-	(8)	(1,000)	-	-	975

Total	28,809	(1,445)	(1,535)	29,066	(1,355)	(1,895)

	Parent Company
	Six-month period ended June 30,
	2024			2023
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Subsidiaries
Vale International	58,186	-	(1,185)	53,065	-	(4,757)
Other	110	(388)	(176)	128	(417)	(219)
	58,296	(388)	(1,361)	53,193	(417)	(4,976)
Joint Ventures
Companhia Siderúrgica do Pecém	-	-	-	484	-	-
Aliança Geração de Energia S.A.	-	(261)	-	-	(266)	-
Pelletizing companies (i)	-	(770)	(20)	-	(445)	(22)
MRS Logística S.A.	-	(1,104)	-	-	(896)	-
Norte Energia S.A.	-	(156)	-	-	(304)	-
Other	85	(26)	(15)	79	(27)	(1)
	85	(2,317)	(35)	563	(1,938)	(23)
Associates
VLI	976	(40)	(6)	732	(56)	(6)
Other	-	(1)	15	-	-	1
	976	(41)	9	732	(56)	(5)
Shareholders
Cosan	1	(14)	-	-	-	-
Bradesco	-	-	(1,197)	-	-	1,346
Banco do Brasil	-	-	1	-	-	1
	1	(14)	(1,196)	-	-	1,347

Total	59,358	(2,760)	(2,583)	54,488	(2,411)	(3,657)

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

54

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b)       Outstanding balances with related parties

	Consolidated
	Assets
	June 30, 2024			December 31, 2023
	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets
Joint Ventures
Pelletizing companies (i)	-	-	-	-	-	130
MRS Logística S.A.	-	79	170	-	79	166
Other	-	20	72	-	18	210
	-	99	242	-	97	506
Associates
VLI	-	651	-	-	222	-
PTVI		5	-	-	-	-
Other	-	3	13	-	-	7
	-	659	13	-	222	7
Shareholders
Cosan	-	-	-	-	4	-
Bradesco	2,258	-	533	852	-	1,516
Banco do Brasil	196	-	-	282	-	-
Mitsui	-	12	-	-	26	-
	2,454	12	533	1,134	30	1,516
Pension plan	-	95	-	-	79	-
Total	2,454	865	788	1,134	428	2,029

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

	Consolidated
	Liabilities
	June 30, 2024		December 31, 2023
	Supplier and contractors	Financial instruments and other liabilities	Supplier and contractors	Financial instruments and other liabilities
Joint Ventures
Pelletizing companies (i)	611	800	247	1,404
MRS Logística S.A.	83	-	232	-
Other	181	-	188	-
	875	800	667	1,404
Associates
VLI	11	796	6	286
PTVI	509	-	-	-
Other	-	-	21	-
	520	796	27	286
Shareholders
Cosan	7	-	5	-
Bradesco	-	324	-	109
	7	324	5	109
Pension plan	57	-	66	-
Total	1,459	1,920	765	1,799

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

55

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Parent Company
	Assets
	June 30, 2024			December 31, 2023
	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets
Subsidiaries
Vale International S.A.	-	24,021	-	-	34,073	-
Minerações Brasileiras Reunidas S.A.	-	-	291	-	-	652
Salobo Metais	-	1,220	-	-	1,211	2,266
Other	-	92	170	-	81	122
	-	25,333	461	-	35,365	3,040
Joint Ventures
Pelletizing companies (i)	-	-	-	-	-	130
MRS Logistica S.A.	-	79	31	-	79	31
Other	-	20	72	-	18	210
	-	99	103	-	97	371
Associates
VLI	-	651	-	-	222	-
Other	-	3	13	-	3	7
	-	654	13	-	225	7
Shareholders
Cosan	-	-	-	-	4	-
Bradesco	231	-	533	477	-	1,516
Banco do Brasil	31	-	-	115	-	-
	262	-	533	592	4	1,516
Pension Plan	-	95	-	-	79	-
Total	262	26,181	1,110	592	35,770	4,934

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

	Parent Company
	Liabilities
	June 30, 2024			December 31, 2023
	Supplier and contractors	Export Pre-Payments	Financial instruments and other liabilities	Supplier and contractors	Export Pre-Payments	Financial instruments and other liabilities
Subsidiaries
Vale International S.A.	-	66,369	5,347	-	64,820	4,695
Salobo	9	-	136	9		136
Other	152	-	3,003	152	-	3,851
	161	66,369	8,486	161	64,820	8,682
Joint Ventures
Pelletizing companies (i)	611	-	-	247	-	-
MRS Logística S.A.	83	-	-	232	-	-
Other	138	-	-	146	-	-
	832	-	-	625	-	-
Associates
VLI	10	-	796	5	-	286
Other	-	-	-	17	-	-
	10	-	796	22	-	286
Shareholders
Cosan	4	-	-	4	-	-
Bradesco	-	-	324	-	-	109
	4	-	324	4	-	109
Pension plan	52	-	-	61	-	-
Total	1,059	66,369	9,606	873	64,820	9,077

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

56

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

c)       Key management personnel compensation

During the six-month period ended June 30, 2024, the compensation of the Company’s key management personnel was R$77 (US$15 million) (2023: R$98 (US$20 million)).

57

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: July 25, 2024		Director of Investor Relations